                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                             _____________________

                                Amendment No. 6
                                       to
                                  FORM 10-SB/A

                  General Form For Registration of Securities
                 of Small Business Issuers Under Section 12(b)
                     or 12(g) of the Securities Act of 1934

                                MILLIONAIRE.COM
            -------------------------------------------------------
                 (Name of Small Business Issuer in Its Charter)

                          Nevada                                                  23-2970840
                          ------                                                  ----------
(State or Other Jurisdiction of Incorporation or Organization)       (I.R.S. Employer Identification Number)

  18 Plantation Park Drive, Bluffton, South Carolina                                  29910
  --------------------------------------------------                                  -----
       (Address of Principal Executive Offices)                                     (Zip Code)

                                (843) 757-6600
                                --------------
                          (Issuer's Telephone Number)

Securities to be registered pursuant to Section 12(b) of the Act:

         Title of Each Class            Name of Each Exchange on Which
         to be so Registered            Each Class is to be Registered
         -------------------            ------------------------------
               None                                  None

Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Stock, par value $0.001 per share
                    ----------------------------------------


                                (Title of Class)

                               TABLE OF CONTENTS

                                                                                                               Page
                                                                                                               ----
FORWARD LOOKING STATEMENTS...................................................................................     1

PART I.......................................................................................................     1
     Item 1.  Description of Business........................................................................     1
     Item 2.  Management's Discussion and Analysis or Plan of Operation......................................    18
     Item 3.  Description of Property........................................................................    25
     Item 4.  Security Ownership of Certain Beneficial Owners and Management.................................    25
     Item 5.  Directors, Executive Officers, Promoters and Control Persons...................................    26
     Item 6.  Executive Compensation.........................................................................    28
     Item 7.  Certain Relationships and Related Transactions.................................................    33
     Item 8.  Description of Securities......................................................................    34

PART II......................................................................................................    35
     Item 1.  Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters..    35
     Item 2.  Legal Proceedings..............................................................................    36
     Item 3.  Recent Sales of Unregistered Securities........................................................    36
     Item 4.  Indemnification of Directors and Officers......................................................    37

PART F/S - INDEX TO FINANCIAL STATEMENTS.....................................................................    42

PART III.....................................................................................................    41
     Item 1.  Index to Exhibits..............................................................................    41

SIGNATURES...................................................................................................    42

                          FORWARD LOOKING STATEMENTS

     Many of the statements included in this Registration Statement on Form 10-SB contain forward-looking statements and information relating to our company. We generally identify forward-looking statements by the use of terminology such as "may," "will," "expect," "intend," "plan," "estimate," "anticipate," "believe," or similar phrases. We base these statements on our beliefs as well as assumptions we made using information currently available to us. Because these statements reflect our current views concerning future events, these statements involve risks, uncertainties and assumptions. Our actual future performance could differ materially from these forward-looking statements. These forward-looking statements involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from our expectations include matters not yet known to us or not currently considered material by us.

                                    PART I

Item 1.   Description of Business

Overview

     We are a provider of luxury goods and services to the affluent through the Internet, traditional print media and auctions. We offer our customers quality merchandise or services available worldwide. In order to reach and serve our target audience effectively, we employ a variety of distribution channels which provides opportunities for cross-promotional marketing. Our business is based on the following major components:

 . Our Internet website located at www.millionaire.com, which currently offers, among other things, a comprehensive group of luxury products and services for sale, online auctions, an online mall and catalog;

 . Our Millionaire magazine, a monthly lifestyle publication for the affluent and those aspiring to be; and

 . Our auction marketplaces, which are held live periodically at our auction venue in South Carolina, the Global Emporium and online on our website.

     In the second quarter of 2000, we plan to add the following components and services to our business:

 . Various Internet search engines, all geared to fit our affluent users' lifestyles; and

 . Our Global Business to Business concept, that we are developing and which will offer art, antiques dealers and auction houses access to inventory around the globe on our website.

     We are a development stage company which began to operate in December 1998. Our first issue of Millionaire magazine in February 1999 was published in a quarterly format. Since May 1999, we have published Millionaire magazine on a monthly basis combining the January and February issues into one issue. To date, we have published one issue of Billionaire magazine which currently is an annual enhanced version of Millionaire monthly magazine.

Our Strategy

     Our objective is to satisfy the growth in the market for luxury products and services in conjunction with the exponential growth of online shopping. The key elements of our strategy include:

 . offering our customers a website that contains a comprehensive array of luxury products and services;

 . providing an e-commerce infrastructure to traditional providers of luxury products and services;

 . offering our products and services through a variety of distribution channels including traditional print media, actual physical auction sites and the Internet; and

 . taking advantage of the cross-promotional opportunities that these varied distribution channels provide for marketing our products and services.

Our History and Headquarters

     We were incorporated on February 15, 1995 under the laws of the State of Florida as World Circle Trust Fund, Inc. On November 3, 1995, we changed our name to Charter Investor Relations of North America, Inc. On November 24, 1998, we changed our jurisdiction of incorporation to Nevada and we changed our name to Millionaire.com. On December 15, 1998, we acquired Life Style Media Acquisition Corp. ("LMAC"), a Pennsylvania corporation, which publishes magazines, including Millionaire magazine and Billionaire magazine. Life Style Media Acquisition's wholly-owned subsidiary, Life Style Media Properties, Inc., ("LMPI") is a Delaware corporation which holds the trademarks for "Millionaire" and "Billionaire." Prior to the purchase of LMAC, we did not conduct any business.

     LMAC was a privately owned company prior to our acquisition and was purchased from Douglas and Jennifer Lambert and Robert L. White in exchange for the issuance of 2,400,000 shares of our common stock. Douglas and Jennifer Lambert currently own in excess of 5% of our issued and outstanding common stock and Robert L. White is our Chief Executive Officer and holds nearly 19% of our issued and outstanding common stock.

     On July 20, 1998, we formed U.S. Auctions, Inc. a Delaware corporation and wholly-owned subsidiary.

     Our headquarters are located at 18 Plantation Park Drive, Bluffton, South Carolina, 29910, and our telephone number at that office is (843) 757-6600. Our website is located at www.millionaire.com. Information contained on our website does not constitute a part of this Registration Statement.

                             PRODUCTS AND SERVICES

Our Internet Site:  www.millionaire.com

     The centerpiece of our business is our website which is currently available on the Internet at www.millionaire.com.
 .  Editorial content geared toward our affluent users' lifestyles;

 . Excerpts from Millionaire magazine which we make available to non-subscribers;

 . An online merchandise catalog of our own products, as well as those of third party merchants; and

 . Advertising geared to the upscale buyer, including hyperlinks to websites of individual advertisers, allowing potential buyers to view additional offerings of such advertisers, make e-mail inquiries, and complete purchases in real time; and

 . Useful tools and services for our users, including mail, news, financial information, stock quotes, newsletters, and other services and features designed exclusively for our users.

   . A complete copy of the current issue of Millionaire magazine, available to current users and members of our Millionaire.com Club, including easy access to back issues.

     E-Commerce. In addition to the sale of our own products, our website provides a venue for other merchants, galleries and dealers to sell their luxury products to our users. Other merchants may access our user base by either placing a link to their own website on www.millionaire.com or by setting up their retail catalog directly on our website.

     The following features and services will be available on our site by August 15, 2000:

 . Periodic broadcasts of our Global Emporium auctions with audio and video capabilities providing users with the excitement and real-time momentum of our live auctions;

 . Online person-to-person auctions of high quality, but reasonably priced, merchandise, which are both our own products as well as those consigned by third parties;

 . An auction venue for dealers and regional/niche auction houses to conduct their own auctions on our website as part of our Global Clearinghouse concept;

 .  The complete auction catalog for our periodic auctions at the Global
   Emporium.

     While the features listed above will be complete August 15, 2000 our website will continuously change and develop.

     Advertising. Our website also features banner and other advertisements and will have the ability, through hyperlinks, to transport our customers directly to the websites of our advertisers.

     On-line Auctions. We hold periodic auctions live at our auction venue, the Global Emporium, which is located just outside of Hilton Head in South Carolina. These live auctions will also be available to our website users in real-time on the Internet through an audio/video arrangement which allows the absentee bidder to become a part of the auction.

     In addition to the auctions we hold at the Global Emporium, we will hold other online auctions on our website. We believe our approach of selling premium products and services will differentiate Millionaire.com from the many websites dedicated to facilitating the sale of low value personal items. Our online auctions will feature our own merchandise and will give our advertisers and other dealers and auction galleries the ability to place individual items into online auctions.

     We will also assist other dealers and regional auction galleries in holding their own auctions over the Internet. Auctions will be co-branded, but the dealer or gallery will operate as a separate entity, managing their own auctions. We also have the ability to manage an entire auction for smaller dealers and auction galleries.

     Technology. We currently use only state-of-the-art hardware and software, emphasizing important issues such as ease of use, transparent linkage to advertisers, speed of downloading and security. Our auction technology is currently provided by Ibuy.com.au. We will use the Secure Socket Layer (SSL) security system which is widely used in the e-commerce industry. The SSL system forces a directory on the web server to run only in a secure mode (https) which encrypts data being transferred between a user and web server, and provides security when sending sensitive or private information, generally related to purchasing merchandise or services. Technology advances will be evaluated in a timely fashion and will be incorporated into the site if a cost/benefit analysis warrants their introduction.

Our Millionaire Magazine

     Through our wholly-owned subsidiary Life Styles Media Acquisitions, we own Millionaire magazine, a lifestyle publication for the affluent. We acquired Millionaire in an effort to accelerate our entry into the market as a provider of luxury goods and services. At the time of purchase, the magazine was a quarterly publication, sold only through newsstands. It had a circulation of approximately 52,000, plus a pass-on readership* of approximately three times that number, and had an advertising base of approximately 120 companies.

     Our strategy has been to grow the magazine and increase its profitability while continuing to offer our readers "The Best the World Has to Offer." Since the acquisition, we have converted the magazine into a premium "magalog,"** dedicating approximately 75% of its pages to advertising. Since the acquisition, we have:

_________________________
* "Pass on readership" means the number of different individuals who have the opportunity to pick up and read one magazine.

** Magalog means a publication that offers the features of a magazine (editorials, pictorials, advertising pages) with pages offering the reader company owned products that can be purchased in a catalog format.

 . increased the number of issues published during 1999 to result in a monthly publication; and

 .  increased our advertising revenues from $344,316 to $2,585,034.

     Starting in July 1999, we have published Millionaire on a monthly basis printing eight issues through December 1999.

     Prior to our acquisition and publishing of Millionaire, 50,000 copies were being published on a quarterly basis for a total of 200,000 copies in 1998. Following our acquisition and publishing of Millionaire, 100,000 copies were published monthly (for eight months during 1999) for a total of 800,000 copies.

     In comparing the change in revenues resulting from our transition to a monthly format, in 1998, the quarterly Millionaire magazine generated a total of $320,000 in revenues; while in 1999, Millionaire magazine generated total revenues of more than $2,828,000.

     At the same time, we continue to provide entertaining and informative editorial content to the reader who leads or aspires to a luxury lifestyle. Our articles focus primarily on the lifestyles of successful people. We have also broadened the editorial content to include new features of interest including investment strategies, fashion, fitness, technology and collectibles. The magazine also serves as a venue for the sale of luxury products that we have acquired at favorable prices or through barter arrangements. In addition, our auction catalogs are included as part of the subscription and the magazine heavily promotes our auctions and our website.

     Design. Millionaire's design conveys a luxury image. Millionaire magazine is printed in four colors throughout, rather than black and white (which is referred to as one color). The paper used for printing the interior pages is a high quality 70 pound enamel paper (70 pound means that 500 pages of the 25" x 38" paper used weighs 70 pounds). The cover stock (paper) is a much heavier 100 pound product manufactured with a high gloss finish. The magazine is "perfect bound," which means the individual pages are glued to the cover rather than the less desirable and less expensive "saddle stich" where pages are stapled to the cover. These components combined add both cost and quality to the publication. The ratio of editorial pages to advertising pages is maintained between 25%-30% editorial to 75%-70% advertising. As more advertising pages are sold, the percentage of editorial pages increase at the same ratio. The number of pages has been increased to almost 300 to accommodate additional editorial features and advertising pages.

     Editorial Content. Millionaire has traditionally been written as a guide for enjoying a luxury lifestyle. Though we have maintained many features and departments of the magazine's editorial content, we are expanding such content to cover people-based stories, rather than the traditional place or product-based approach. We are featuring articles about the backgrounds and lifestyles of the owners, operators, and managers of major businesses. These articles describe entrepreneurs' road to success, for instance, and their luxurious lifestyles. We are continuing to feature our travel and resorts sections, and have added new departments covering investment information, financial advice, fashion, food, wine, health, fitness, technology, antiques, and many other popular categories. Each article references how to access the products or services described. Most feature writers are freelancers located around the world. Articles are approximately 600 words and include photographs.

     In addition, Millionaire magazine posts and promotes various events of interest in advance, whether such events are sponsored by Millionaire.com or other organizations. Our Global Emporium auctions have a high profile in both the magazine's editorial content and advertising. The magazine also provides recommendations regarding little-known services available around the world.

     We plan to produce several special issues throughout the year, including the holiday edition, Millionaire, the World's Best Catalog, and a once-a-year supplement, Billionaire, Wealth in America, in the spring. Billionaire will feature mostly company-owned products, which sales may allow us to realize significantly higher margins.

     Most advertisements are four color, full-page ads. The magazine offers nine advertisement sizes, ranging from two page spreads to a 1/6/th/ of a page ad which is specifically targeted to "for-sale-by-owner" advertisements where readers can present their own homes, cars, boats, planes, and antiques. We have been offering discounted introductory rates to all first time advertisers in order to more rapidly increase the number of advertising pages. There will also be special incentives for advertisers who pay up-front. We believe Millionaire's advertising rates to be relatively low compared to other advertising rates in the luxury magazine segment; however, we expect that the demographics of Millionaire will translate into premium rate advertising over time. Currently, the cost of a full page in color advertisement in Millionaire runs under $10,000, compared to $13,000 for Robb Report and $69,000 for Vogue. We believe this disparity in cost gives us latitude to increase rates without depressing demand for space. Current Millionaire advertisers will be converted to a new rate schedule at the time of contract renewal.

     Subscriptions/Memberships. We target a highly selective subscriber base by providing them with a broad range of luxury products and services. We have 2100 paid subscribers.

     Subscriptions to our magazine are available at $75 per year for 12 issues. In addition to our regular magazine subscriptions, we offer membership in our Millionaire Club at an annual premium of $100 per year or a lifetime membership priced at $500. Club members receive subscriptions to our Millionaire magazine in addition to access to a wide range of perquisites such as front row seating at our Global Emporium auctions, access to the entire millionaire.com website, placement on advertisers' lists for special mailings and promotions, and premium services such as prearranged "no wait" service in exclusive restaurants. Our goal is to reach a customer base comprised of 80% Millionaire Club members and 20% subscribers.

     We generate subscription and membership sales through public relations efforts, the media, the return of magazine inserts from single copy sales ("blow in" cards), direct mail targeted at our proprietary mailing list, advertising in other upscale periodicals often through barter arrangements on a no-cash cost basis, selected television and radio advertising, advertising on the Internet both through our own website and through other upscale websites, often utilizing barter arrangements with these other sites.

     Newsstand Distribution. We also distribute Millionaire magazine through newsstand sales, which also serve as an important marketing tool. We have improved our approach to newsstand distributions by focusing on newsstand sites located in affluent areas and places where the affluent tend to gather such as in upscale bookstores like Barnes & Noble and Borders, upscale gift shops, hotel lobbies and airports.

     In order to expand circulation, our direct mail campaign is providing Millionaire, free-of-charge, to select from a database of approximately 450,000 individuals in the United States with an average net worth in excess of $9 Million. Through mailings, public relations campaigns, media advertising, responses from magazine inserts, direct mail solicitation, obtaining proprietary mailing lists, and advertising on the Internet (both at our own web site and other upscale web sites), we plan to build our subscription base up to 200,000 paid subscribers although there is no guarantee that this number can be reached. We intend to duplicate our marketing efforts overseas. We believe increased circulation will attract new and repeat advertisers, which can result in increased advertising rates.

     Circulation.  Our current monthly circulation profile includes:

                         Total Circulation (print run)    50,000- 100,000

                         Controlled Circulation*          25,000-50,000

                         Newsstand Distribution*          50,000

          Going from quarterly to monthly, 800,000 copies were printed in 1999.

     Sales and Marketing. The magazine presently employs an in-house sales staff as well as regional salespersons. The Millionaire magazine portion of our business employs ten in-house salespersons, of which eight are based at our headquarters in Bluffton, South Carolina, one in Tennessee, and one in Georgia. Each in-house salesperson is assigned a specific category of advertising, rather than a geographic area, and their quotas are based on the area of specialization. Four in-house salespeople are dedicated to major advertisers in fashion, sports, real estate, and jewelry. Our representative in Hawaii specializes in hideaway resorts. Sales personnel also solicit Internet-related advertising.

     The magazine plans on opening approximately ten field sales offices over the next twenty-four months. Offices are slated to be opened in Florida, Illinois, California and New York during 2000 plus six additional offices in states to be determined during the year 2001. Negotiations are presently underway to open offices in Chicago, Illinois and Ft. Lauderdale, Florida.
These offices will focus on selling 1/6/th/ page advertising from readers in certain pre-selected categories of products. A partnership arrangement has been designed to incentivize field sales personnel. Under this arrangement sales personnel could evolve into partners within a branch operation, eventually owning up to a 51% interest in such branch. As sales quotas are met, individually set, pre-determined buyout levels can be triggered; buyout costs could be as little as $30,000-$50,000. Millionaire.com would, in each case, continue to own 49% of the business.

     Product Sales. Originally our plan was to offer wholly-owned products for sale through the magazine in a section to be called the "White Pages." That section has recently been
________________________________

* Controlled Circulation means magazines distributed by mail and other sources of delivery to individuals, at no charge, who meet the demographic criteria that conforms to the magazine's average demographic profile.

* Newsstand Distribution means magazines shipped to newsstands to be offered for sale. Warner Distribution distributed 43,500 magazines in December 1999. World Wide Services distributed 8,745 magazines in December 1999. On average, 23% of the issues delivered to newsstands are sold.

renamed "millionaire.com Emporium" and debuted in our March 1999 issue. We believe that this opportunity to participate as a principal in sales transactions will substantially increase our overall profits, especially because we will realize a substantial mark-up on the items offered through this section. Any merchandise which does not sell through the magazine will be offered through our online auctions, Internet advertising, or our retail and auction galleries located in resort areas like Hilton Head.

Our Auction Marketplaces

     Our retail outlet and auction gallery, the Global Emporium, is a 16,840 square feet facility located just outside of Hilton Head, South Carolina. We hold live auctions at the Global Emporium for the sale of luxury merchandise either owned by Millionaire.com or on consignment to us by third party merchants. Those who buy at auction pay the industry standard 15% buyer's premium (15% added on to the "hammer down" price of items sold). In addition, consignors are charged a 15% seller's commission on items the company sells for the consignors at the Global Emporium. The site also operates as a retail showroom; the items to be auctioned are displayed at the Global Emporium for one month prior to the auction and are available for sale to our walk-in customers at the full retail price. Each auction features a wide variety of items, including architectural antiques, furnishings, decorative accessories, cars, boats, planes, sports and advertising collectibles, jewelry and art.

     Auction catalogs are mailed in advance to our Millionaire Club Members and to our Millionaire magazine subscribers along with each monthly edition. The auction catalogs are also featured in their entirety on our website and are available to all users. The live Global Emporium auctions are planned to be broadcast on our website in real time. Those attending our auctions over the Internet will be able to call in their bids. As added bandwidth becomes more widely available, we plan to offer real time bidding in our auctions over the Internet.

     Auctions are held on Saturdays and Sundays and each auction is preceded by a preview party held the prior Friday evening. The Global Emporium location is open six days a week. Millionaire.com anticipates opening similar auction/retail facilities in other upscale resort areas in the future, since resorts comparable to Hilton Head generally attract the affluent, vacationers and permanent retirees throughout the year.

     During 1999, Millionaire.com held three auctions in Hilton Head, South Carolina.

     In the future, Millionaire.com plans to provide its Members and subscribers with a very personalized service at the Global Emporium called "Let Us Find It For You," by which we will locate specific goods and merchandise for customers.

Our Global Clearinghouse Concept

     We plan to create a global clearinghouse of dealers and auction firms having outstanding regional reputations or expertise in certain niche product areas. The dealer and regional auction gallery market is highly fragmented, made up of thousands of small, often undercapitalized, local and regional firms. Many of these firms lack the ability to source product, and lack sufficient distribution capabilities. We will select the most attractive dealers and auction galleries to showcase in our global clearinghouse location on the Millionaire.com Internet site. We will also offer dealers and auctions inventory around the world over our dealer exclusive web site.

     While old established companies like Sothebys, Christies and Butterfield now have an Internet presence and major companies like Ebay exclusively auction on the Internet, there are hundreds of auction houses, galleries, dealers and specialty retailers who sell high-end art, antiques and collectibles without the benefit of an Internet presence. Our Global Clearinghouse will offer our technical resources to assist these merchants in expanding their businesses via the Internet. Our website offers these merchants a venue to promote their product offerings and to broaden their potential customer base through online advertisements, e-commerce and online auctions. If these dealers and galleries lack the technology to conduct business over the Internet, Millionaire.com will, for a fee, provide them with a variety of software products to retail their products or to conduct online auctions on Millionaire.com's website.

Our Competitors

     The market for our services is highly competitive. Our competitors fall into three categories: publishing companies, Internet companies catering to the high-end customer base and auction companies.

     Publishing Companies. Millionaire magazine is one of the market leaders in subscriptions and circulation of magazines catering to the affluent. Other such publications include the Robb Report, which was founded by Robert L. White, Chief Executive Officer of millionaire.com; Vogue, primarily a fashion magazine; Cigar Aficionado; Town and Country; and Architectural Digest. These six magazines, out of more than 4,000 magazines published in the United States (as per standard rate and data), focus their editorial and advertising content to reach the affluent. In the case of Millionaire magazine, its readership includes 373 billionaires, 2,273 individuals with a net worth in excess of twenty million dollars and 5,564 millionaires.

     Internet Companies. Other Internet companies catering to the affluent include www.foofoo.com, www.luxuryfinder.com, designersdirect.com and netsgoods.com. Unlike these companies, Millionaire.com has an established brand name and a substantial pool of regular advertising customers. We believe that our website is significantly ahead of the other competitors in terms of brand awareness, content and number of daily users.

     Auction Companies. Auction companies generally fall into two categories: online and offline auctions. We compete with both types of auctions companies. Although auction houses such as Sotheby's and Christie's offer consistently high quality goods and services to the affluent, we plan to distinguish ourselves by providing in the online auction arena premium luxury products and services.

Government Regulation

     General. Until recently, there were few laws or regulations directly or expressly applicable to the Internet. Because of the increasing popularity and use of the Internet, there is an increasing number of laws and regulations pertaining to the Internet. In addition, a number of legislative and regulatory proposals are under consideration by various agencies and commissions in the Unites States. Laws or regulations may be adopted with respect to the

Internet relating to liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy, taxation and quality of products and services. Moreover, the applicability to the Internet of existing laws governing issues such as intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment and personal privacy is uncertain and developing. Uncertainty and new regulations could increase our costs and prevent us from delivering some or all of our products and services over the Internet. It could also slow the growth of the Internet which, in turn, could delay growth in demand for our products and limit the growth of our revenues.

     Internet Taxation. A number of legislative proposals have been made at the United States federal, state and local level that would impose additional taxes on the sale of goods and services over the Internet and certain states have taken measures to tax Internet-related activities. Although the United States Congress recently placed a three-year moratorium on state and local taxes on Internet access or on discriminatory taxes on electronic commerce, existing state or local laws were expressly excepted from this moratorium. Further, once this moratorium is lifted, some type of federal and/or state taxes may be imposed upon Internet commerce. This legislation, or other attempts at regulating commerce over the Internet, may substantially impede the growth of commerce on the Internet and, as a result, adversely affect our opportunity to derive financial benefit from those activities.

     Domain Names. Domain names are Internet "addresses." The current system for registering, allocating and managing domain names has been the subject of litigation, including trademark litigation, and of proposed regulatory reform. We have registered our domain name. We may seek to register additional domain names, although there is no assurance we will successfully obtain the registrations and third parties may bring claims for infringement against us for the use of our domain names or other trademarks. There can be no assurance that our domain name will not lose its value, or that we will not have to obtain an entirely new domain name in addition to or in lieu of our current domain name if reform efforts result in a restructuring in the current system.

Our Employees

     We currently have 38 fulltime employees. Management considers its relations with our employees to be good.

Research And Development

     We plan to devote significant resources to continued research of the luxury services and products market and to further development of our current channels of distribution. Research and development expenditures totaled $140,623 during our past two fiscal years.

                                 RISK FACTORS

     Ownership of our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information in this Form 10-SB before investing in our common stock. If any of the following risks occur, our business, operating results and financial condition could decline and you may lose all or part of your investment.

     We will need to become profitable or obtain additional financing in order to continue operation and fully implement our business plan

     We have had insufficient revenues to satisfy our ongoing expenses of operation. Due to our history of losses, we cannot assure you that we will ever be profitable. If we do not become profitable or obtain additional financing, we will be unable to continue our current level of operations. Because we have had net losses of $6,284,231 and $739,303 for the year ended December 31, 1999 and the twenty weeks ended December 31, 1998, respectively, there is substantial doubt about our ability to continue as a going concern. See "Management's Discussion and Analysis or Plan of Operations" and Note B to the "Financial Statements" for a more detailed discussion of our losses, sources of funds for operations and other financial information.

     A start-up business is difficult to evaluate

     The Millionaire and Billionaire trademarks and Millionaire magazine were acquired in our acquisition of our wholly-owned subsidiary Lifestyle Media Acquisition Corporation on December 15, 1998. The first issue of the magazine published under current management was shipped in February 1999, our first auction was held in March 1999 and we are in the process of transitioning our magazines and auction house to the Internet. In addition, our current senior management team and other new employees have worked together at our company for only a short period of time. As a result, there is a limited operating history upon which to evaluate our prospects. Our business must be considered with the risks, expenses and difficulties of an early stage enterprise.

     We cannot predict whether the monthly
     format of millionaire magazine will
     result in increased revenues

     In May 1999, the magazine format was changed to monthly from quarterly, increasing both the amount of available advertising revenue pages and availability of our magazine to readers. We do not know whether the number of advertising pages can be consistently sold or whether demand for our magazine among readers will meet its increased availability. Competition for advertising dollars is primarily based upon advertising rates, the nature and scope of readership and reader response to advertisers' products and services. Since advertisers are currently our principal source of revenues, we must compete successfully for both advertisers and readers in order for our monthly format to result in increased revenues.

     Our auction house needs to continue to acquire properties

     Our first auction was held in March 1999, with the second being held in July 1999. The success of the auction house is dependent on the continued acquisition of high quality auction properties from sellers. Its success will depend in part on the ability to maintain an adequate supply of high quality auction property, particularly fine and decorative arts and collectibles. There is intense competition for these pieces with other auction companies and dealers. In addition, a small number of key senior management and specialists maintain the relationships with the primary sources of auction property and the loss of any of these individuals could harm our ability to acquire an adequate supply and quality of auction property.

     We may not be successful in transitioning our magazines and land-based auctions to the internet

     Our business plan calls for the transition of both the magazines and auction house to the Internet. We have almost no experience in managing an Internet based company. Moreover, the anticipated benefits of any or all of the transition to the Internet may not be realized. Our success depends on commercial validation of our beliefs that Internet usage and popularity will continue to grow rapidly and that we can achieve profitability based on revenue sources other than non Internet-based advertising, subscription and auction revenues. Our Internet business model is unproven and, to our knowledge, none of our competitors has achieved profitability in this business segment. We cannot predict whether demand for our products and services on the Internet will continue to develop, particularly at the volume or prices we need to become profitable.

     We will not be able to attract and retain visitors if we do not continually enhance and develop attractive and compelling content on our site.

     We may be unable to further develop our website and to deliver compelling products and services that will attract consumers with demographic characteristics necessary for the success of our business. The market for online services is characterized by rapidly changing technology, emerging industry standards and consumer requirements that are subject to rapid change and frequent new service introductions. These characteristics are exacerbated by the expectation that many companies may introduce new internet products and services addressing our targeted market in the near future. There can be no assurance that we will be successful in developing our website to deliver the comprehensive services and products we plan to offer our customers on a timely basis, or that such products and services will effectively address consumer requirements and achieve market acceptance. Our failure, for technological or other reasons, to develop and enhance our website in a manner compatible with emerging industry standards that allows us to attract, retain and expand a consumer base possessing demographic characteristics necessary for our success would decrease our ability to generate revenues.

     We expect net losses to occur

     We incurred substantial net losses in 1998 of $739,303 and in 1999 of $6,284,231, and we expect to continue experiencing substantial losses through at least the first half of 2000. This is based upon the following:

 . we expect the development of the infrastructure for the Internet to increase operating expenses;

 . we expect the marketing and promotional expenses related to the magazine itself, as well as the auction gallery and launch of the revised Internet site to increase operating expenses; and

 . we expect the payment for consigned inventory to sell through our auction gallery to continue as a high percentage of sales in an effort to attract unusual merchandise, resulting in lower gross margins.

     To the extent that increases in operating expenses are not matched by increased revenue, our business, operating results and financial condition will be harmed. We cannot guarantee that we can attract the number of new customers necessary to offset these operating expenses.

     We are in a highly competitive and evolving market

     Many of our existing and potential competitors have substantially greater financial, technical, marketing and distribution resources than we do. Additionally, many of these companies have greater name recognition and more established relationships with our target customers. Furthermore, these competitors may be able to adopt more aggressive pricing policies and offer customers more attractive terms than we can.

     Electronic commerce is characterized by low cost of entry. Some of our competitors have or may establish relationships with and among themselves that could emerge and rapidly acquire marketshare. Accordingly, we cannot assure you that we will be able to maintain or increase our revenues or increase our Internet site traffic. If this occurs and our other business plan efforts are not successful, the business will be harmed.

     Our operating results fluctuate and are difficult to predict

     The rapidly evolving market for purchase of on-line luxury items, services and auctions makes it difficult to predict our operating results. Our profitability depends on a variety of factors including the following:

 . The ability to maintain current users and attract new users to the magazine, the auction house and to the Internet site;

 . The ability to manage the inventory mix being offered at the auction house as well as on the Internet site;

 . The ability to increase gross margins by increasing the amount of owned inventory being offered at auction;

 . The ability to attract merchandise and the pricing related to that merchandise;

 . The cost and availability of advertising for the magazine as well as the Internet site;

 .  Delays in revenue recognition at the end of a reporting period;

 .  Delays in shipping or other logistical problems; and

 . General economic conditions that may affect advertising revenues or electronic commerce.

     Due to the factors discussed above and elsewhere in this Form 10-SB, our operating results in any fiscal reporting period may not meet the expectations of securities analysts and investors, and accordingly the price of our common stock may decline.

     We must build brand loyalty

     It is our belief that development and awareness of the "Millionaire" brand, for the magazine and the Internet is critical to our success. The importance of brand loyalty will become more important as Internet websites proliferate. If we are unsuccessful in continuing to build strong brand loyalty, our business will be harmed.

     In order to attract and retain users and advertisers, and to promote and maintain the "Millionaire" brand, we intend to increase our spending for marketing and advertising, which will include television media as well as printed and electronic. Despite our efforts, we cannot assure you that consumers or advertisers will perceive our products or website as superior to those of our competitors.

     Risks of Expansion

     We may seek to expand through acquisition if acquisition candidates present opportunities to provide a reliable source of merchandise to our auction house and to our Internet site. There are risks related to expansion by acquisition, as has already been experienced resulting in our unsuccessful acquisition of The Great Gatsby's Auction Gallery, Inc. There are certain risks inherent in acquiring other businesses such as the general risk that we may invest time and money into such acquisition or expansion without success. The integration of these businesses into our business and website would also increase operating expenses. We cannot guarantee that the historical revenues generated by the business acquired would continue.

     Our Investors May Find it Difficult to Trade Our Common Stock Due to the "Penny Stock" Rules

     On February 10, 2000 our common stock was delisted from the Over the Counter Bulletin Board because we did not meet the requirement of being a "reporting issuer" subject to the disclosure requirements of the Securities Act of 1934. In order to meet this requirement, we must clear all outstanding comments of the SEC on this Form 10-SB. Once we have cleared all such comments, we will apply for reinstatement of our listing on the Over the Counter Bulletin Board. Until our listing is reinstated on the Over the Counter Bulletin Board the price of our common stock and the ability to sell them may be negatively affected.

     Currently our shares are traded on the "pink sheets" for the over-the-counter market. As a result, trading in our shares is covered by "penny stock" rules promulgated for non-exchange listed securities. Under these rules, any broker/dealer who recommends our shares to persons other than prior customers and investors meeting certain financial requirements, must, prior to sale, make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction. Securities are exempt from these rules if the market price is at least $5.00 per share.

     The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated with trading in the penny stock market.

     The price and ability to sell our shares may be negatively affected because the shares can only be sold in compliance with the penny stock rules. We cannot be sure that our securities will not be subject to the penny stock regulations or other regulations that would negatively affect the market for our securities.

     Risks associated with an increased investment in inventory

     We presently purchase merchandise from individuals, estates and dealers. We also consign inventory for sale and collect a corresponding commission for the sale of that item. Our present plans include increasing the amount of purchased inventory as a percentage of items sold in an effort to increase our gross margins. Inherent in the increased purchases of inventory are the risks associated with carrying inventory. These risks include but are not limited to the following:

 . Potential declines in the market value of the merchandise being purchase and sold;

 . The management of customer returns and credits associated with sold merchandise being returned;

 .  Shrinkage resulting from theft or loss of inventory;

 .  Unpredictable sale prices due to the nature of the auction process; and

 . The reliance on third parties of verifying authenticity of rare and expensive items.

     In addition, our auction business relies on the availability of antique and unique items, purchased both domestically and internationally. Consequently, we cannot guarantee the availability of the quantity of those items necessary to maintain or increase our revenues. Should sources of these items be adversely affected by events out of our control, our business would be harmed.

     Risks associated with online companies

     We currently depend and are increasing our dependence on our agreements with other online companies for advertising, promotion and sponsorships. This could result in the uncertainty of whether significant spending on these relationships will have the desired increase in revenues. The possibility exists that space on websites may increase in price or cease to be available. A competitor could purchase exclusive rights to critical spaces that we rely upon.

     We depend upon third parties for the operation of our website

     We presently rely on a third party to support and maintain our Internet gateway. We also rely on third party operating systems, as well as the internal network system being used. Our credit card processing is conducted through one company and is our sole credit card processor. If we are unable to develop and maintain relationships with such third parties on a basis acceptable to us, or if the quality of the product being provided to us does not maintain the required standards, our business could be harmed.

     The secure transmission of confidential information over public networks continues to be a significant barrier to electronic commerce

     We may be required to expend significant capital and other resources to protect against the threat of security breaches. To the extent that these types of security breaches occur either with us or a third party contractor, we could be exposed to risk of loss or possible liability.

     We are subject to the risks of system failure

     Substantially all of our communications hardware and operating software is located in Hickory, North Carolina. Our systems are vulnerable to damage from loss of power, telecommunications failures, vandalism and similar occurrences. Our servers are also vulnerable to computer viruses and attempts by third parties to deliberately exceed the capacity of our systems. Although we maintain insurance against these risks, our coverage limits may not be adequate to compensate us for all losses that may occur.

     We face litigation risks

     In addition to intellectual property disputes, the sale of products online at auction could result in product liability claims. Due to the nature and uniqueness of some of the items auctioned, product liability insurance may not be available in amounts adequate to fully compensate for substantial claims. This could have a harmful effect on our business.

     Legislation has been proposed that prohibits the transmission of certain types of information over the Internet. The potential imposition of liability on online companies for information carried on or through their services could force a change in the method of conducting online auctions and could force us to alter our offerings.

     The electronic commerce industry is characterized by the rapid change in technology, as well as industry standards and consumer demands

     Certain introductions of technology could render our existing website technology obsolete, resulting in the possible write off of capital expenditures as well as increased capital expenditures to remain in compliance with the new technology. Our future will depend upon our ability to respond to technological changes in a timely manner.

     The market for the sale of goods over the internet, particularly through online auctions, is still in the development stage

     Market acceptance for recently introduced products over the Internet is subject to a high level of uncertainty. It is difficult to predict the size of this market or its overall future growth rate. The success of our Internet auctions and magazine will depend upon the continued growth of the Internet as a medium for commerce.

     We must manage our growth

     We expect to continue to expand our operations and will face the challenge of improving existing and implementing new operational, financial and inventory system procedures and controls. We will also need to integrate new key management into the existing management team. We will be required to train and motivate the growing employee base.

     The management of the risks associated with the increase in accounts receivable will need to be addressed in terms of credit exposure and collection.

     Our future performance depends upon members of our senior management and other key personnel. Certain senior management have employee contracts with significant pay out clauses.

     We may be unable to protect our intellectual property

     Our performance and ability to compete are dependent to a significant degree upon our ability to protect and enforce our intellectual property rights. Our registered trademarks and our domain name are critical to our success. We rely on a combination of patent, trademark, regulations governing domain names and other laws to protect our proprietary rights. We may not be able to protect our proprietary rights or we may choose to litigate to protect our rights, which could result in a significant cost of resources to us. We cannot ensure the success in any such litigation that may be undertaken.

     Third parties have a security interest in our trademarks

     Our trademarks "Millionaire" and "Billionaire" were obtained through our purchase of our wholly-owned subsidiary Life Styles Media Acquisition Corp. ("LMAC") on December 15, 1998. In August 1998, LMAC purchased the trademarks from Life Style Media Corporation and Douglass and Jennifer Lambert in exchange for the issuance of stock and a note in the amount of $1,674,595 of which $300,000 was paid prior to closing of that acquisition on August 14, 1998. The Lamberts have a security interest in the trademarks to insure payment of outstanding amounts due under the note. If we are unable to meet our obligations under the note, we may be required to transfer ownership of our trademarks to the Lamberts or other third parties. If we lose ownership of our trademarks, it could have a harmful effect on our business.

     Our stock price is volatile

     The market price of the shares of our common stock has been, and is likely to be, highly volatile and subject to fluctuation. Fluctuations may occur in response to actual or anticipated variations in results of operations or various announcements directly by us or in conjunction with the Internet and e-commerce industries. Prices of technology related stocks have experienced extreme price and volume fluctuations that typically have been unrelated or disproportionate to the operating performance of the underlying businesses. Market conditions, as well as general economic and political climates may adversely affect the price of our stock. In the past, stockholders have instituted securities class action litigation against several companies following periods of volatility in the market price of their securities. Such litigation, if instituted against us, could result in the diversion of our management's attention and resources and result in substantial financial costs to our business.

     Because we intend to expand internationally, we will be subject to risks of conducting business in foreign countries.

     If, as we anticipate, we expand our operations outside the United States, we will be subject to the risks of conducting business in foreign countries, including:

 . our inability to adapt our products and services to local cultural traits, customs and mobile user preferences;

 .  our inability to locate qualified local employees, partners and suppliers;

 . the potential burdens of complying with a variety of foreign laws, trade standards and regulatory requirements, including the regulation of e-commerce and the Internet and uncertainty regarding liability for information retrieved and replicated in foreign countries; and

 . general geopolitical risks, such as political and economic instability and changes in diplomatic and trade relationships.

Item 2.  Management's Discussion and Analysis or Plan of Operation.

     The following discussion of our financial condition and results of operations should be read together with the financial statements and the related notes included in another part of this Form 10-SB and which are deemed to be incorporated into this section. This discussion contains forward-looking statements that involve risks and uncertainties.

General

     We publish magazines under the trademarks "Millionaire" and "Billionaire". We also operate an auction gallery located in Bluffton, South Carolina. The magazine and auction gallery also conduct business on the Internet at www.millionaire.com.
-------------------

     For the period from the inception of the business in February 1995 through December 15, 1998 we did not conduct any business. From December 15, 1998 to the present, our operating activities have consisted primarily of recruiting personnel, purchasing operating assets, establishing vendor relationships and developing the infrastructure required to support the businesses that we are engaged in, including development of the computer systems required to conduct business over the Internet. As a result of these activities, net losses have been incurred. We expect to expand our operations including increasing our staffing and marketing efforts to increase the "Millionaire" brand loyalty. Accordingly, we expect to experience net losses through the year 2000.

     On January 14, 1999, we entered into an agreement to merge with an auction house in Chamblee, Georgia. A change in control of the Board of Directors resulted from the merger. Accordingly, delays related to the design and implementation of the website occurred. Costs and expenses related to the integration of the businesses were also incurred. Subsequent to the merger agreement, situations arose which resulted in a determination to unwind the merger. Specifically, certain representations made by the stockholders of the auction house within the merger agreement were not substantiated by the stockholders, the primary representation being the actual net worth of the business. As of September 27, 1999, we and the shareholders of the acquired company agreed to rescind the merger. The Agreement to Rescind allows the parties to restore, to the extent possible, their respective positions prior to the merger including cancellation of the 4,300,000 shares of our stock that were issued to the shareholders of the auction house, our release from our obligation to pay the $1,000,000 promissory note executed at the time of merger and our release and the release of Robert L. White from the guarantee of a $1,750,000 line of credit for the auction house.

Results of Operations

     Revenue

     Revenues for the magazine are generated from the sale of advertising as well as the sale of the magazines themselves through subscriptions, newsstand distribution and controlled mailing list circulation. Revenues for the auction house are generated by auction sales held on the premises and auctions held on the Internet as well as retail trade.

     Advertising revenues for the year ended December 31, 1999 and the twenty weeks ended December 31, 1998 were $2,585,034 and $151,271, respectively, representing an increase of $2,433,763 or 1,609%. Magazine sales for the year ended December 31, 1999 and the twenty weeks ended December 31, 1998 were $241,105 and $77,455, respectively, representing an increase of $163,650 or 162.5%. The auction house held three auctions during 1999 and conducted retail sales. Revenues from inventory sales increased from $1,422 for the twenty weeks ended December 31, 1998 to $565,230 for the year ended December 31, 1999. Revenues for the auction house are reported net of consignments paid, reflecting only the commission or fee received for items that were sold but not owned by us. The increase in revenues can be attributed to management's emphasis on promoting our business and attempting to create a subscriber and repeat customer base.

     Bad debt expense for the year ended December 31, 1999 was $523,362 or 15.4% of sales. Bad debt expense for the twenty weeks ended December 31, 1998 amounted to $39,603 or 17.2% of sales. As a result, as of December 31, 1999, we established a $500,000 reserve, or 53.0% of the outstanding accounts receivable. The increase in the allowance for doubtful accounts and the bad debt expense is the result of the deteriorated aging of accounts receivable primarily related to advertising sales. Management has enlisted a factoring group to formalize the credit approval process as well as attempting to collect the accounts for which the reserve was provided.

     During the year ended December 31, 1999, we exchanged magazine advertisements for goods and services with an approximate value of $1,162,000. These non-monetary transactions have been accounted for under APB Opinion No. 29, Accounting for Nonmonetary Transactions and EITF issue No. 93-11, Accounting for Barter Transactions Involving Barter Credits. The non-monetary transactions were accounted for based on the fair value of the goods exchanged.

An impairment of the non-monetary asset exchanged is recognized prior to recording the exchange if the fair value of the advertising space exchanged has a fair value greater than the goods or services received. The impairment is measured as the amount by which the carrying amount of the asset exceeds its fair value. Accordingly, the accompanying financial statements reflect only cash transactions.

     Sources of Revenue Growth. Beginning with the July 1999 issue, the magazine was changed to a monthly format from the quarterly format begun in 1998. The "Billionaire" issue is presently a supplemental annual issue. Additionally, certain issues contain a larger page count, resulting in increased advertising revenues. The transition of our customer base to our website will provide additional incremental advertising revenues, the launching of our internet auction catalog which will provide additional advertising revenue as well as additional product sales.

     Constraints on Revenue Growth. Delays in the development of our website resulted in less advertisement sales and fewer on line auctions being conducted. The delays encountered were primarily due to the change in the control of the Board of Directors resulting from the merger with The Great Gatsby's, Inc. Auction Gallery which resulted in a change of the internet team charged with the design and implementation of the website. Accordingly, this activity could not be restarted until the merger was rescinded. Once control of the Board of Directors was achieved, management enlisted Aldare Investments, Ltd. to provide assistance in the design and implementation of the website. Aldare was also enlisted to help raise the capital necessary to fund the design and implementation of the website. During February, 2000, it became evident that Aldare would not be able to fund the project on a timely basis resulting in additional delays in the implementation of the website. The company has hired staff to provide continual style and content for the website and has enlisted Grant Thornton to help design and implement the basic functionalities and backroom, including provisions for an integrated framework that will provide the necessary internal controls required. It is anticipated that the initial phase of the Grant Thornton project will be completed by August, 2000.


Cost of goods sold (exclusive of items in operating expenses)

      Cost of goods sold (exclusive of items in operating expenses) related to magazine publishing consists primarily of printing and distribution costs related to magazine and advertising sales. Cost of goods sold (exclusive of items in operating expenses) for the auction house consists primarily of merchandise purchased and consigned. Cost of goods sold does not include depreciation and amortization expense and other operating costs shown separately on the statement of operations. Cost of goods sold related to publishing for the year ended December 31, 1999 were $2,130,920 or 82.1% of net magazine and advertising sales compared to $116,361 or 50.9% of net magazine and advertising sales for 1998. The increase in cost of publishing as a percentage of magazine and advertising sales resulted from the printing and distribution of issues on a monthly basis, as opposed to quarterly in 1998, and to printing and distributing additional copies in 1999 to a controlled circulation in an effort to build a subscriber base. The auction house incurred cost of sales of $651,811 or 115.3% of net auction sales for the year ended December 31, 1999 compared to $1,087 or 76.4% for 1998. Cost of sales in excess of sales revenue results from promotional pricing related to the start-up of the auction house.

Operating Expenses

     Operating expenses increased significantly reflecting the recruiting of personnel, development of the computer infrastructure and increased efforts to expand and market the "Millionaire" brand and auction services. Operating expenses will continue to increase as the expansion of the website infrastructure continues and the magazine and auction house operations are expanded. Total operating expenses were $6,856,645 or 202.2% of net sales and $825,988 or 358.9% for the year ended December 31, 1999 and the twenty weeks ended December 31, 1998, respectively. The increase resulted from the additional operations related to publishing the magazine and transitioning it to a monthly publication from a quarterly, as well as the development of the auction house and internet businesses.

     Selling and Marketing. These expenses consist primarily of advertising and marketing the magazine and auction house to our identified customer base, and also includes the commissions related to sales and promotions. Selling and marketing expenses for the year ended December 31, 1999 were $2,220,541 or 65.5% of net sales. Selling and marketing expenses for the the twenty weeks ended December 31, 1998 were $146,029 or 63.5% of net sales. The increase in selling and marketing reflects the promotional efforts provided to re-launch the magazine as well as transition the magazine to a monthly publication from a quarterly and to promote auctions that were held during the year. The increase also reflects the additional commissions paid related to increased advertising revenues. Expenditures in 2000 will also be made to build the subscription base for the magazine, as well as the auction catalog and the website. Accordingly, it is anticipated that these expenses will continue to increase.

     General and Administrative. General and administrative expenses consist primarily of payroll and related expenses for executive, accounting and logistical personnel, bad debt expense, facilities expenses, recruiting and professional fees, as well as other general corporate expenses.

     General and administrative expenses amounted to $4,636,104 or 136.7% of net sales and $679,959 or 295.4% of net sales for the year ended December 31, 1999 and the twenty weeks ended December 31, 1998, respectively. The increase in general and administrative expenses in total dollars was due to increases in salaries and related costs resulting from the hiring of additional personnel, additional professional fees required of a publicly held company and expenses related to reserves established in connection with accounts receivable and inventory. We expect the dollar amount of general and administrative expenses to increase in 2000, as we increase our operations and expand our Internet capabilities.

     Agreement to Rescind Merger. As of December 31, 1999, approximately $300,000 of direct legal and other expenses can be attributed to the merger and the agreement to rescind. As part of the agreement, both parties have agreed to arbitration in an effort to reimburse each other for fees and expenses incurred. On December 28, 1999, the arbitration hearing resulted in our company being awarded a net amount of $33,500. As of December 31, 1999, all but approximately 440,000 shares of the 4.3 million shares originally issued had been returned.

Interest Income (Expense) and Other Income, Net

     Interest and other income (expense), net, was $(36,224) and (26,015), for the year ended December 31, 1999 and the twenty weeks ended December 31, 1998, respectively. Interest income is attributed primarily to the interest earned on the cash and certificate of deposits resulting from the cash received from capital raised during 1998 and 1999. Interest expense was $133,750 and $28,342 for the year ended December 31, 1999 and the twenty weeks ended December 31, 1998, respectively. Interest expense is primarily related to the note payable to the former shareholders of Lifestyle Media Corporation which, in part, financed the acquisition of the "Millionaire" and "Billionaire" trademarks and "Millionaire" magazine.

Income Taxes

     We incurred a net loss of $(6,284,231) for the year ended December 31, 1999. For twenty weeks ended December 31, 1998, the net loss was $(739,303). There were no current or deferred provisions for income taxes. At December 31, 1999 and 1998, we had net deferred tax assets related primarily to net operating losses in the amount of $2,106,492 and $42,132, respectively. The net deferred tax assets were fully reserved with a valuation allowance. The net operating losses begin expiring in 2019.

     We experienced a change in control as defined under Section 382 of the Internal Revenue Code, during calendar year 1998. As a result, approximately $750,000 of tax loss carryforwards will be limited to annual utilization amounts. None of these limited amounts have been reflected in the financial statements.

     We anticipate that the Agreement to Rescind will be held as a non-taxable event and accordingly have not provided for taxes related to that transaction. Should the merger unwind be held as a taxable event, we believe that we have net operating losses in an amount sufficient to mitigate any unfavorable tax consequences that may result.

Liquidity and Capital Resources

     Cash Inflows and Outflows

     Financing Activities. Our operations have been financed primarily through the sale of common stock in a Section 504, Regulation D offering in 1998 that netted proceeds of approximately $945,000 and a private placement begun in 1998 and completed in January, 1999, that netted proceeds of approximately $4,632,474. As part of the purchase price of the trademarks purchased from Lifestyle Media Corporation, Lifestyle Media Acquisition Corporation entered into a long-term debt agreement with the shareholders of Lifestyle Media Corporation. The initial balance entered into was $1,674,595 of which $300,000 was paid prior to closing. This note has a five year amortization and is secured by the "Millionaire" trademark. There are no operating covenants associated with this debt. On January 24, 2000, we entered into two separate unsecured convertible promissory notes payable in the aggregate amount of $1,750,000. The notes payable were received from two of our current shareholders, who, in aggregate own more than 5% of our outstanding common stock. Also, in January and February of 2000, private sales of our common stock resulted in $192,000 of additional capital.

     Operating Activities. Net cash used in operating activities amounted to $3,877,496 for the year ended December 31, 1999. For the twenty weeks ended December 31, 1998, net cash used in operating activities was $520,576. The net cash used in operations was primarily attributable to the net losses from operations of $6,284,231 and $739,303, for the respective periods indicated. Cash used in operations for the year ended December 31, 1999 reflect a net increase in inventory of $468,350, a net increase in accounts receivable of $900,866 which are offset by an increase in accounts payable of $1,737,640.

     Investing Activities. Net cash used in investing activities amounted to $649,327 and $64,677 for the year ended December 31, 1999 and the twenty weeks ended December 31, 1998, respectively. Net cash used in investing activities reflects purchases of office equipment and furniture, purchases of hardware and software related to the development of our Internet business, and the purchase of a certificate of deposit as well as the deposit related to a letter of intent for a proposed acquisition.

     Cash and Cash Equivalents. As of December 31, 1999, we had approximately $19,554 of cash and cash equivalents. The certificate of deposit had a maturity which is greater than three months, accordingly it is not classified as a cash equivalent.

     Commitments. As of December 31, 1998, our principal commitment was a lease obligation of approximately $3,146,278 in future minimum lease payments for the auction house, magazine and corporate offices. As of January 1, 2000, lease payments for additional space for the magazine offices will commence resulting in an additional commitment of $65,124 expiring in December, 2000. We are currently committed as an additional guarantor of a $1,750,000 line of credit.

     As of October, 1999, we engaged International Strategies to launch a new website resulting in various hardware and software commitments that we believe will amount to approximately $500,000. As of February, 2000, International Strategies stopped work on the website. We are presently updating our website with our own personnel and are searching for a new technology partner.

     We routinely enter into promotional and sponsorship agreements on a bartered basis, resulting in the trade of magazine advertising for the participation in the sponsored products. At December 31, 1999, that amount obligated was approximately $ 250,000.

     On December 22, 1999, we entered into a Letter of Intent with the shareholders of an auction gallery located in New Orleans. We have agreed to purchase 49% of the outstanding capital stock in exchange for $2,000,000 in cash and 1.5 million shares of restricted stock. At the closing of the 49% acquisition, we will also receive an option to purchase the remaining 51% of the outstanding stock of the auction gallery for $2,000,000 in cash and 1 million shares of restricted stock.

     We anticipate requiring additional cash to support the anticipated growth in accounts receivable and inventory. We expect our operating expenses to increase as we continue to expand the "Millionaire" brand by increasing our staffing, marketing and Internet infrastructure. We expect to incur losses through the year 2000 and as a result we will need to raise additional cash to finance the increased inventory, accounts receivable, capital expenditures and operating expenses. As of October, 1999, we engaged Aldare Investments, Ltd. to implement our internet strategy and provide the necessary technology to support our website. Aldare Investments, Ltd. was also engaged to help raise the capital necessary to implement our internet and business plan. Our commitment to them for their services was 1,050,000 shares of common stock, or approximately 10% of the outstanding shares, as well as $15,000 a month for consulting fees. As of February, 2000, Aldare Investments, Ltd. is no longer active in the development of our website nor our internet strategy. The original commitment made to Aldare Investments, Ltd. is being negotiated. The delays related to finding a technology partner will result in losses continuing through the second half of 2000.

     We are attempting to engage an investment banking firm to help identify and evaluate various financing alternatives, including a proposed $12 - $15 million public offering of our common stock. Those proceeds would be used to provide the capital necessary to make the proposed acquisition of a New Orleans auction gallery as well as fund additional working capital needs. To date, we have not retained an investment bank to assist in the proposed offering and may be unable to proceed with the offering until we do so.

     As we attempt to comply with the necessary reporting and legal requirements to raise capital through a public offering, we may consider alternative financing, such as the issuance of additional equity or debt securities or obtaining further credit facilities. As of January, 2000, two current stockholders have provided $1,750,000 in the form of separate convertible promissory notes. As of March, 2000, management has engaged a factoring firm to help collect accounts receivable as well as establish credit lines for existing customers. It is anticipated that, as a working relationship is developed, a credit facility will evolve. Should adequate financing not be available on a timely basis, merger discussions with other auction and luxury space providers, as well as other luxury publications, would be entered into in an effort to maximize the value of the existing assets and brand established and operated by the company.

Quantitative and Qualitative Disclosures about Market Risk.

     Our exposure to market risk, for changes in interest rates, relates primarily to our long term debt, which has a fixed rate of interest of 6% and matures in 2003, and to our cash holdings, which are in interest bearing commercial bank accounts yielding annualized returns of 5.15% to 5.75%, compounded monthly. The promissory notes made in January, 2000 carry a 7% interest rate with the rate increasing to 12% on any past due principal balance.

Year 2000 Compliance Issue

     Many currently installed computer systems and software products are coded to accept or recognize only two digits rather than four digits to define the year in the date code field. These systems and software products will need to accept four digit year entries to distinguish 21st century dates from 20th century dates. Systems and products that are not corrected to do this could cause a disruption of operations including a temporary inability to deliver messages, process transaction, send invoices or engage in other normal business activities.

     We have completed assessments of all internal systems, including our existing business and accounting systems, as well as our security system and telephone equipment and deem them to be Year 2000 compliant. We continue to seek assurances from our vendors and other parties with which we do business that they are working toward or are in compliance.

     Most of our system purchases have been made within the period during which the Year 2000 problem was already identified. Accordingly, we expect our total cost for ensuring Year 2000 compliance to be minimal. We are developing a contingency plan to address situations that may result from external forces that might generally affect industry and business, such as power, telephone or transportation failures. We make no guarantees with respect to these external forces and their impact on our ability to operate.

New Accounting Pronouncements

     In 1998, the AICPA issued SOP 98-1, which provides guidance for determining whether computer software is internal use software and on accounting for the proceeds of computer software originally developed or obtained for internal use and then subsequently sold to the public. It also provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use. We adopted SOP 98-1 as of January 1, 1998.

     Also in 1998, the AICPA issued SOP 98-5, which provides guidance on the reporting of start-up costs and organization costs. It requires the costs associated with start-up activities and organization costs to be expensed as incurred. We adopted SOP 98-5 as of January 1, 1998.

Item 3.  Description of Property.

     Our principal offices will be housed in 3,625 square feet of office space at 7 Plantation Park Drive, Bluffton, South Carolina, 29910, pursuant to a Commercial Space Lease dated November 19, 1999 by and between Millionaire.com and Carolina Office Park, LLC. The lease is for a term of 1 year and shall commence as of completion of improvements to the space as set forth in the lease.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth certain information regarding ownership of Millionaire.com's common stock as of December 21, 1999 by:

          (i) each person known to us to own beneficially more than 5% of our outstanding common stock;

          (ii)   each director of Millionaire.com;

          (iii) each executive officer named in the summary compensation table; and

          (iv) all directors and executive officers of Millionaire.com as a group.

     Share ownership is based on 9,055,095 shares of common stock outstanding on December 31, 1999. Unless otherwise noted, the address for each stockholder is c/o Millionaire.com, 18 Plantation Park Drive, Bluffton, South Carolina, 29910.

Name and Address of Beneficial Owner     Number of Shares    Beneficially Owned
------------------------------------     ----------------    ------------------
W. Kenneth Costanzo                            12,000                 0.13%
112 Meilland Drive
Greer, SC 29650

Lynn Dixon                                    459,800                 5.10%
311 S. State Street
Salt Lake City, UT  84111

Douglas Lambert and Jenny Lambert             530,000                 5.87%
1924 Bayhill Drive
Las Vegas, NV  89117

Lancer Offshore Inc./(1)/                   1,200,000                13.25%
375 Park Avenue, Suite 2006
New York, NY  10152

Frank Osborne                                  20,000/(2)/            0.22%

Richard Seibert                                50,000                 0.55%

David Strong                                   20,000/(3)/            0.22%

Robert L. White                             1,766,000/(4)/           19.58%

Name And Address of Beneficial Owner                Number of Shares        Beneficially Owned
------------------------------------                ----------------        ------------------
All Directors and Executive Officers as a Group       1,868,000/(5)/              20.72%
(6 persons)

__________________________
(1) The 175,000 shares of our common stock owned by Lancer Voyager Fund had been transferred to lancer Offshore Inc., a BVI company, whose investment manager is Lancer Manager Group LLC. The Managing Member of Lancer Offshore, Inc. is Michael Lauer. Lancer Offshore, Inc. has been advised of its 13-D filing obligations under the 1934 Securities Exchange Act.
(2) Includes 20,000 shares issuable upon exercise of currently exercisable options by Mr. Osborne.
(3) Includes 20,000 shares issuable upon exercise of currently exercisable options by Mr. Strong.
(4) Includes 30,000 shares issuable upon exercise of currently exercisable options by Mr. White and 8,000 shares issuable upon exercise of currently exercisable options by Mr. White's wife.
(5)  Includes shares issuable upon the exercise of options referenced in notes
     (2) through (4) above.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

Directors and Executive Officers

     The following table sets forth information regarding the directors and executive officers of Millionaire.com as of December 31, 1999. A description of their respective backgrounds follows below.

Name                      Age    Position
----                      ---    --------
Robert L. White            54    Chief Executive Officer, President and Director

Richard Seibert            43    Chief Financial Officer and Director

David Strong               56    Senior Vice President of Marketing, Secretary
                                 and Director

Frank Osborne              52    Vice President, General Manager and Director

Dean Echols                54    Director

W. Kenneth Costanzo        46    Director

     All of the officers identified above serve at the discretion of the Board of Directors of Millionaire.com.

     Robert L. White. Mr. White has served as the Chief Executive Officer and Chairman of the Board of Directors of Millionaire.com since November 24, 1998 and President of Millionaire since December 15, 1998. Mr. White has worked in the publishing, antique and collectible industry for over 30 years. In 1968, Mr. White founded the Robb Report, a monthly lifestyle magazine for the affluent, which he sold in 1983. From 1991 through August 1998, Mr. White was a self-employed appraiser, buyer and seller of fine art, automobiles, antiques and high-end collectibles. Through these activities, Mr. White developed a broad network of relationships with art and auction galleries and dealers, as well as luxury product manufacturers and retailers. In addition, Mr. White served as the Chairman of American Heritage Archives in Atlanta, Georgia from 1992 through 1997.

     Richard Seibert. Mr. Seibert has served as the Chief Financial Officer and a Director of Millionaire.com since October, 1999. Prior to Millionaire.com, Mr. Seibert served as the Controller of The Great Gatsby's Auction Gallery, Inc., an auction gallery, from April 1999 to August 1999, as Vice President of Finance of Biscayne Apparel International, Inc., Varon Division, an apparel manufacturer, from March 1997 to March 1999, as Controller of Activewear Corporation of America, Inc., an apparel manufacturer, from June 1996 to March 1997 and Chief Financial Officer of VHC, Ltd., a holding company, from June 1995 to March 1996. His responsibilities in those positions included financial reporting, international banking, as well as management information systems and other operational management.

     David Strong. Mr. Strong has served as the Senior Vice President of Marketing and a Director of Millionaire.com since November, 1998. From 1993 to 1998, Mr. Strong was a Real Estate Broker with Prudential Commercial Services.

     Frank Osborne. Mr. Osborne has served as the Vice President, General Manager and a Director of Millionaire.com since November, 1998. Mr. Osborne has significant experience in sales, marketing and general management. From October 1997 to April 1998, Mr. Osborne served as Senior Vice President of Sales and Marketing of Mother Oil Remediation Products. From May 1997 to September 1997, Mr. Osborne served as the Vice President of Sales of ISP Alliance. From December 1995 to April 1997, Mr. Osborne gained direct experience in the auction marketplace while serving as the Vice President of Sales of American Heritage Equities, a retail and wholesale antiques and auction business.

     Dean Echols. Mr. Echols has served as a Director of Millionaire.com since November, 1998. For more than a decade, Mr. Echols has been serving as the President and a Director of Manheim Government Auction Services, an auction company that sells over 6,000,000 units (valued at $30 Billion) from 80 auction locations annually.

     W. Kenneth Costanzo. Mr. Costanzo has served as a Director of Millionaire.com since March 10, 1999. In September, 1998, Mr. Costanzo founded and is President of Executive Solutions, Inc., which develops, manages and provides worldwide marketing and executive search consulting services to various Fortune 500 and new public companies. Prior to Executive Solutions, Inc., Mr. Costanzo was employed by W.R. Grace & Co., where he served as the Vice President of Global Marketing & Business Development for the Cryovac Division from May 1997 to September 1998, as the Vice President of Ventures and New Operations for the Cryovac

Division from January 1996 to June 1997 and as Vice President of Global Human Resources from January 1994 to January 1996.

Director Compensation

     We have no established compensation arrangements with our directors but directors may be reimbursed for their reasonable expenses incurred in connection with the attendance at board and committee meetings. Directors are eligible to receive options to purchase common stock under our option plans.

Involvement in Certain Legal Proceedings

     On August 26, 1997, Robert White filed for personal bankruptcy under Chapter 7 in the United States Bankruptcy Court for the Northern District of Georgia. On March 17, 1998, Mr. White was discharged of all of his debts. On March 30, 1999, while Richard Seibert was serving as the Vice President of Finance, Biscayne Apparel International, Inc. filed for bankruptcy under Chapter 11 with United States Bankruptcy Court for the Southern District of New York.

Item 6.   Executive Compensation.

     The following table sets forth information for the fiscal year ended December 31, 1999 concerning the compensation paid and awarded to our Chief Executive Officer and all other executive officers whose total annual salary and bonus exceeded $100,000 during such period.

                          Summary Compensation Table



                                                                        Long Term Compensation
                                          Annual Compensation                   Awards
                                          -------------------           ----------------------

                                                                Other             Securities
Name and                    Fiscal                              Annual            Underlying     All Other
Principal Position           Year    Salary       Bonus      Compensation          Options      Compensation
------------------           ----    ------       -----      ------------          -------      ------------
Robert L. White              1999    $180,000    $90,000      $11,019.00(1)               --            --
  Chief Executive Officer
  and President

Frank Osborne                1999    $144,000         --      $ 7,519.03(2)               --            --
  Vice President,
  General Manager

Richard Seibert              1999    $100,000         --              --             100,000            --
  Chief Financial Officer

David Strong                 1999    $120,000    $60,000      $ 3,105.02(3)               --            --
  Senior Vice President
  of Marketing

________________________

(1) Includes 11,019.79 of premium payments made by us on behalf of Mr. White for his personal and family life insurance coverage.

(2) Includes $7,519.03 of premium payments made by us on behalf of Mr. Osborne for his personal and family life insurance.

(3) Includes $3,105.02 of premium payments made by us on behalf of Mr. Strong for his life insurance coverage.

Option Grants in 1998

     The following table sets forth grants of stock options for the year ended December 31, 1999 to our executive officers named in the Summary Compensation Table. The percentage of total options granted to employees in the last fiscal year is based on options to purchase an aggregate of 270,000 shares of common stock granted to our directors, officers, employees and consultants in the last fiscal year.

                       Option Grants in Last Fiscal Year
                              (Individual Grants)

                                   Number of         Percent of Total
                                  Securities        Options Granted to
                                  Underlying           Employees in        Exercise of          Expiration
Name                            Options Granted        Fiscal Year         Base Price             Date
----                            ---------------     ------------------     -----------          ----------
Richard F. Seibert                    100,000                 37%              $1.50             11/01/04

Year-end Option Values

     The following table provides some information about stock options held as of December 31, 1999 by our executive officers. No options were exercised by any officer or director during the fiscal year ended December 31, 1999. The potential realizable value is calculated based on the term of the option at its time of grant. It is calculated assuming that the fair market value of common stock on the date of grant appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. These numbers are calculated based on the requirements of the Securities and Exchange Commission and do not reflect our estimate of future stock price growth.

                         Fiscal Year-End Option Values

                                                                  Number of
                                                                 Securities
                                                                 Underlying
                                                                Unexercised/          Value of Unexercised
                                                                Unexercisable       In-The-Money Options at
                       Shares               Value             Options at Fiscal         Fiscal Year End
                     Acquired on          Realized          Year End Exercisable/         Exercisable/
Name                  Exercise               ($)                Unexercisable            Unexercisable
----                  --------               ---                -------------            -------------
Robert L. White            0                  0                   120,000 (u)               $345,000
                                                                   30,000 (e)               $ 86,250

Frank Osborne              0                  0                    80,000 (u)               $230,000
                                                                   20,000 (e)               $ 57,500

David Strong               0                  0                    80,000 (u)               $230,000
                                                                   20,000 (e)               $ 57,500

Richard Seibert            0                  0                   100,000 (u)               $287,500

Stock Option Plan

     General. We adopted a Stock Option Plan on November 24, 1998. The plan authorizes options to purchase up to 1,500,000 shares of our common stock. If options granted under the plan expire or are terminated for any reason without being exercised, the shares of common stock underlying such grant will again be available for purposes of the plan.

     Eligibility for Participation. Grants may be made to any of our employees and consultants.

     Administration of the Plan. A Stock Option Committee comprised of Robert L. White and Richard F. Seibert administers and interprets the plan. Such committee has the sole authority to:

 .    determine the employees, officers, directors or consultants to whom grants will be made under the plan,

 .    determine the type, size and terms of the grants to be made to each optionee,

 .    determine the time when the grants will be made, the vesting period and the duration of any applicable exercise or restriction period, including the criteria for vesting, and

 .    deal with any other matters arising under the plan.

          Types of Grants.  Grants under the plan may consist of:

 .    options intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code and

 .    nonqualified stock options that are not intended to so qualify.

     Exercise Price of Options. Generally, the exercise price of common stock underlying an option shall be the fair market value per share of our common stock on the date of grant, provided that the exercise price of an incentive stock option granted to an employee who owns more than 10% of the common stock may not be less than 110% of the fair market value of the underlying shares of common stock on the date of grant. In order to exercise any option, the participant must pay the exercise price in cash.

     Term of Options. The Stock Option Committee will determine the term of each option which may be up to a maximum of ten years from the date of grant, except that the term of an incentive stock option granted to an employee who owns more than 10% of the common stock may not exceed five years from the date of grant.

     Vesting of Options. Unless otherwise provided by the Stock Option Committee, the options granted are exercisable immediately. The Stock Option Plan generally provides that options granted under the plan vest in accordance with the following vesting schedule: 20% shall vest on the first anniversary of the grant date and an additional 20% shall vest every year thereafter, contingent upon continued employment. In the event of termination, incentive stock options must be exercised within 30 days of termination of employment.

     Non-transferability of Options. An incentive stock option granted under the plan shall not be transferable otherwise than by will or by the laws of descent and distribution, and may be exercised during the lifetime of the optionee only by him.

     Amendment and Termination of the Plan. The Stock Option Committee may amend or terminate the plan at any time; except that it may not make any amendment without stockholder approval that:

 .    increases the maximum number of shares as to which options may be granted under the plan,

 .    changes the class of persons eligible to receive options under the plan or

 .    materially increases the benefits accruing to the optionees under the plan.

     The plan will terminate on the 10th anniversary of its effective date, unless the Board of Directors terminates the plan earlier or extends it with approval of the stockholders.

     Tax Consequences. The following description of the tax consequences of awards under the Stock Option Plan is based on present federal tax laws and does not purport to be a complete description of the tax consequences of the Stock Option Plan. There are generally no federal tax consequences as to the optionee or to us upon the grant of an option. On the exercise of an incentive stock option, the optionee will not recognize any income, and we will not be entitled to a deduction for tax purposes, although such exercise may give rise to liability for the optionee under the alternative minimum tax provisions of the Internal Revenue Code. However, if the optionee disposes of shares acquired upon the exercise of an incentive stock option within two years of the date of grant or one year of the date of exercise, the optionee will recognize ordinary income, and we will be entitled to a deduction for tax purposes in the amount of the excess of the fair market value of the shares of common stock on the date of exercise over the option exercise price (or the gain on sale, if less); the remainder of any gain, and any loss, to the optionee will be treated as capital gain or loss to the optionee. On the exercise of a nonqualified stock option, the amount by which the fair market value of common stock on the date of the exercise exceeds the option exercise price will generally be taxable to the optionee as ordinary income and will generally be deductible for tax purposes by us. The disposition of shares acquired upon exercise of a non-qualified option, or an incentive stock option, if after the one year and two year periods described above, will generally result in capital gain or loss to the optionee but will have no tax consequences to us.

     Section 162(m). Under Section 162(m) of the Internal Revenue Code, we may be precluded from claiming a federal income tax deduction for total remuneration in excess of $1,000,000 paid to the chief executive officer or to any of the other four most highly compensated officers in any one year. Total remuneration would include amounts received upon the exercise of stock options. An exception exists, however, for "performance-based compensation," including amounts received upon the exercise of stock options pursuant to a plan approved by stockholders that meets certain requirements. The plan has been approved by stockholders and it is intended that grants of options thereunder meet the requirements of "performance-based compensation."

Employment Agreements

Millionaire.com entered into an Employment Agreement with Robert L. White on December 23, 1998. The Agreement was amended on February 12, 1999 and on August 27, 1999. The employment agreement terminates on December 22, 2003, but automatically renews for additional five-year periods unless otherwise terminated under the terms of the agreement. Pursuant to the employment agreement, as amended, Mr. White is employed as Chairman of the Board, Chief Executive Officer and President at an annual base salary of $180,000 plus an annual bonus based on monthly auction sales and subscriptions/memberships, which bonus shall not be less than $60,000 nor more than $180,000 per year. Mr. White receives reimbursements for business-related expenses and is entitled to participate in our benefit plans. In addition, Millionaire.com has agreed to pay or reimburse Mr. White up to a maximum of $50,000 for an automobile. The automobile belongs to Millionaire.com and Mr. White must return the automobile upon termination of his employment. Mr. White is entitled to four weeks of paid vacation per year. The agreement may be terminated by either Mr. White or Millionaire.com at any time. If the agreement is terminated as a result of Mr. White's death we must continue to pay his salary to his spouse for a period which is the greater of (i) two years and (ii) the remainder of the term. If the agreement is terminated as a result of Mr. White's disability, we must continue to pay his salary for a period of not less than five years less by the amount of any disability payments received by Mr. White. If we terminate the agreement without cause, we must pay to Mr. White within five days after such termination a lump sum payment equal to five times the sum of his then annual base salary and maximum annual bonus or immediately enter into a ten-year consulting agreement with him. If Mr. White is terminated by us upon a change of control, other than for cause, death or disability, or if he voluntarily terminates such employment within six months subsequent to one of the following events, then we must pay him for a period of five years thereafter a severance payment of his annual salary, maximum annual bonus and benefits:

     . the change, reduction or alteration in Mr. White's duties, responsibilities or job status following a change of control;

     . the discontinuation of Mr. White's insurance, disability, stock option or other benefits coverage or arrangements upon a change of control;

     . the failure of a successor corporation to assume and agree to perform under the employment agreement; or

     . a material decrease in Mr. White's salary, benefits or incentive or other forms of compensation following a change of control.

     Each of David Strong and Frank Osborne are parties to Employment Agreements with Millionaire.com. expiring on February 27, 2002. Pursuant to their respective agreements, David Strong is employed as Senior Vice President of Marketing at an annual salary of $120,000 and Frank Osborne is employed as Vice President and General Manager at an annual salary of $140,000. The other terms of their employment agreements are identical. Messrs. Strong and Osborne each receive four weeks of paid vacation per year and each receives reimbursements for business-related expenses and is entitled to participate in our benefit plans. Each agreement may be terminated by either party. If we do so without cause, we must continue to pay salary and benefits for the remainder of the term.

Item 7.  Certain Relationships and Related Transactions.

     There was a change in control in Millionaire.com on June 5, 1998, when David Cohen paid us $150,000 for 9,000,000 shares of our common stock and was appointed as our sole officer and director. The $150,000 was used to pay legal fees and a finder's fee to persons who introduced us to Mr. Cohen. The 9,000,000 shares were subsequently sold to other persons at Mr. Cohen's cost. Mr. Cohen resigned as the sole officer and director on September 1, 1998, after appointing Glen Ulmer of Salt Lake City, Utah to fill the vacancies created by his resignation.

     Lynn Dixon, Salt Lake City, Utah, was the principal purchaser of the 9,000,000 shares from Mr. Cohen and cancelled all but 100,000 of those shares in connection with the acquisition of LMAC. 100,000 shares became 300,000 shares after the 3 to 1 forward split which took place on November 24, 1998, 150,000 of which are owned by Mr. Dixon and 150,000 which are owned by an entity controlled by Mr. Dixon.

     During July-August 1998, one of our shareholders, who had served as an officer and director sold 942,000 shares of his stock for $100,000 to various persons. Lynn Dixon was a purchaser of a portion of this stock along with Mr. Abraham Salaman of Philadelphia, Pennsylvania, and persons introduced by them.

     Mr. Dixon and Mr. Salaman were key in locating LMAC as an acquisition candidate and in negotiating the terms of the acquisition.

     On December 15, 1998, we granted to the following executive officers and/or directors of Millionaire.com options to purchase the following amounts of shares of Millionaire.com's common stock at an exercise price of $1.00 per share:

 . 150,000 options to Robert White who serves as our Chairman of the Board, Chief
  Executive Officer, President and as one of our directors,

 .  40,000 options to Robin White, the wife of Robert White,

 .  100,000 options to Frank Osborne who serves as our Vice President, General
   Manager and as one of our directors,

 . 100,000 options to David Strong who serves as our Senior Vice President of Marketing, Secretary and as one of our directors,

 .  100,000 options to Dean Echols who serves as one of our directors.

     On November 1, 1999, we granted 100,000 options to purchase shares of our common stock at an exercise price of $1.50 per share to Richard F. Seibert, who serves as our Chief Financial Officer and as one of our directors.

     The above options vest in equal installments over 5 years, subject to continued employment.

     On January 14, 1999, Millionaire.com entered into an Agreement and Plan of Merger and Reorganization (the "Merger Agreement") and related ancillary documents with Auction Acquisition, Inc., a Georgia corporation, The Great Gatsby's Auction Gallery, Inc., a Georgia corporation, A.J. Nassar, Ted Tzavaras, Robert Slack and Robert White. Pursuant to the Merger Agreement, Millionaire.com's wholly-owned subsidiary, Auction Acquisition, Inc., merged with and into Great Gatsby's, with Great Gatsby's being the surviving corporation. Under the terms of the Merger Agreement, the Great Gatsby's shareholders received, among other things, an aggregate of 4,300,000 shares of common stock of Millionaire.com in exchange for 100% of the issued and outstanding capital stock of Great Gatsby's. Following the merger transaction on June 8, 1999, Millionaire.com and its Chief Executive Officer, Robert L. White agreed to guaranty a certain NationsBank Line of Credit of Great Gatsby's in the original principal amount of $1,750,000. On September 27, 1999, however, the parties entered into an Agreement to Rescind all of the transactions contemplated under the Merger Agreement. Pursuant to the Agreement to Rescind, the parties agreed, among other things, (a) that the 4,300,000 shares of Millionaire.com's common stock issued to the Great Gatsby's shareholders are deemed cancelled, as if never issued and (b) Great Gatsby's shall secure from NationsBank the release of the guarantees provided by Millionaire.com and Mr. White for the Line of Credit. Each of the Great Gatsby's shareholders have agreed to return the certificates representing the 4,300,000 shares of Millionaire.com to be cancelled and Millionaire.com has agreed to return the certificates representing the Great Gatsby's shares. The parties are currently in the process of collecting such certificates and obtaining the release of guarantees. All other conditions precedent in the Agreement to Rescind have been satisfied by the parties thereto. The parties agreed to submit to arbitration the expenses and legal fees related to the transition. Arbitration was concluded on December 28, 1999.

Item 8.  Description of Securities.

General

     Our authorized capital stock consists of 50,000,000 shares of common stock, $0.001 par value per share, of which 8,615,095 shares were issued and outstanding on December 31, 1999 and 5,000,000 shares of Preferred Stock, $0.001 par value per share, none of which are issued and outstanding immediately prior to the filing of this Form 10-SB.

Common Stock

     The holders of our common stock are entitled to equal dividends and distributions per share with respect to the common stock when, as and if declared by the Board of Directors from funds legally available therefor. No holder of any shares of common stock has pre-emptive rights to subscribe for any additional shares of common or preferred stock, nor are any common shares subject to redemption or convertible into other securities. Upon liquidation, dissolution or winding up, and after we pay our creditors and preferred stockholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the share of common stock. Each share of common stock is entitled to one vote with respect to the election of any director or any other matter upon which shareholders are required or permitted to vote. Holders of our common stock do not have cumulative voting rights, so the holders of more than 50% of the combined shares voting for the election of directors may elect all of the directors if they choose to do so, and, in that event, the holders of the remaining shares will not be able to elect any members to the Board of Directors.

Blank Check Preferred Stock

     We are authorized to issue up to 5,000,000 shares of preferred stock. Under our Articles of Incorporation, the Board of Directors has the power, without further action by the holders of the common stock, to designate the relative rights and preferences of the preferred stock, and to issue the preferred stock in one or more series as designated by the Board of Directors. The designation of rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the common stock or the preferred stock of any other series. The issuance of preferred stock may have the effect of delaying or preventing a change in control without further shareholder action and may adversely affect their rights and powers, including voting rights, of the holders of common stock. Issuance of our preferred stock, while providing desirable flexibility in connection with possible acquisitions, could have the effect of making it more difficult for a third party to acquire, or could discourage or delay a third party from acquiring, a majority of our outstanding stock. The Board of Directors effects a designation of each series of preferred stock by filing with the Nevada Secretary of State a Certificate of Designation defining the rights and preferences of each such series. These documents are matters of public record and may be examined in accordance with procedures of the Nevada Secretary of State, or copies thereof may obtained from of us.

Stock Options

     To date, we have granted an aggregate of 1,240,000 options to our employees and consultants. The options are evidenced by agreements between Millionaire.com and the individual optionees. Unless otherwise provided by the Stock Option Committee, the options have a 5-year term and are exercisable at the market price at date of grant pursuant to the following vesting schedule: 20% vest on the first anniversary of the grant date and an additional 20% vest every year thereafter, contingent upon continued employment of the optionee.

Transfer Agent

     Our transfer agent is Interwest Transfer Co., Inc., 1981 East 4800 South, Salt Lake City, Utah 84117, (801) 272-9294.

                                    PART II

Item 1.  Market Price of and Dividends On The Registrant's
         Common Equity And Other Shareholder Matters.

     On May 6, 1998, our common stock was approved for trading on the Nasdaq OTC Bulletin Board under the trading symbol "CRNA." We changed our trading symbol to "MLRE" on December 15, 1998. The following table sets forth, for the periods indicated, the range of the high and low bid quotations (as reported by Nasdaq). The bid quotations set forth below reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not reflect actual transactions:

Period                                                      High    Low
------                                                      ----    ---

Fiscal Year 1999
----------------
First Quarter                                               18.87   2.00
Second Quarter                                               6.25   2.13
Third Quarter                                                3.06   1.38
Fourth Quarter (through December 31, 1999)                   2.90  4.125

Fiscal Year Ended December 31, 1998
-----------------------------------
Fourth Quarter (ended December 31, 1998)                    26.50   0.00
Third Quarter
Second Quarter (from May 6, 1999)

     As of December 31, 1999, there are approximately 2,636 holders of record of Millionaire's common stock.

     We have never declared or paid cash dividends on our common stock. We intend to retain our earnings for use in the operation of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future.

Item 2.  Legal Proceedings.

     St. Ives, Inc. v. Millionaire.com. The plaintiff, Millionaire magazine's former printer, brought an action in Broward County, Florida, against Millionaire.com alleging that amounts were due under certain printing bills. The plaintiff seeks $552,873.82. Millionaire.com counterclaimed, alleging that the printer caused substantial problems on numerous occasions and requests an offset of damages in excess of such amount. The case was settled for $375,000. We are paying this amount in accordance with an agreed upon payment plan.

     Tieken Design and Creative Services v. Millionaire.com and Millionaire.com
v. Tieken Design and Creative Services. Plaintiffs brought this action, alleging that they have provided graphic design services for Millionaire.com in the amount of approximately $51,700. Management denies the claim stating that the services provided were defective and not usable. The Company filed a claim against Tieken Design and Creative Services. The Company has accrued $41,731, the balance which it believes that it may owe, in accounts payable at December 31, 1999.

     Annelise Kolde, et. al. v. Millionaire.com. Kolde, a former independent contractor/salesperson for Millionaire magazine, has sued Millionaire.com for alleged commissions owed and seeks to invoke certain stock options. The plaintiff seeks general damages in an undetermined amount, special damages in an amount exceeding $15,000, punitive damages, pre-judgment and post-judgment interest, pre-judgment garnishment and declaratory relief, injunctive relief, attorneys' fees and other costs as the court deems justified. This case is pending in Kauai, Hawaii.

     Luxury Media Corp. and Robb Report, Inc. v. Millionaire.com. Plaintiffs recently brought this action, alleging that Millionaire.com has violated a non-competition covenant and has infringed upon the Robb Report trademark. This case is pending in the United States District Court for the District of Massachusetts.

     In the Matter of Millionaire.com. In March 1999, we received a subpoena from the Securities and Exchange Commission in connection with an investigation the SEC has begun into Millionaire.com. We have provided the SEC documents in response to the subpoena and some of our employees have provided testimony.

Item 3.  Recent Sales of Unregistered Securities

     The following securities were issued by us within the past three years and were not registered under the Securities Act of 1933, as amended (the "Act").

     On June 5, 1998, we issued 9,000,000 restricted shares of our common stock to David Cohen for $150,000.

     On December 15, 1998, we issued 2,400,000 restricted shares of our common stock in exchange for all the issued and outstanding shares of Lifestyles Media Acquisition Corporation.

     On December 15, 1998, we issued 1,000,000 unrestricted shares of our common stock to purchasers in a private offering.

     On December 15, 1998, we granted options to purchase an aggregate of 970,000 shares of common stock at an exercise price of $1.00 per share to some of our employees and consultants for services rendered pursuant to Rule 701 of the Act.

     On December 30, 1998 we issued 1,200,000 restricted shares of our common stock to purchasers in a private offering.

     On January 6, 1999, we issued 25,000 restricted shares of our common stock to Fortune Marketing and Capital for services rendered.

     On January 6, 1999, we issued 15,000 restricted shares of our common stock to Merchants T&F in repayment of a bridge loan made to us in December 1998.

     On January 14, 1999, we issued 600,095 restricted shares of our common stock to purchasers in a private offering.

     On March 5, 1999, we issued 25,000 restricted shares of our common stock to Fortune Marketing and Capital for services rendered.

     On April 13, 1999, we issued 4,300,000 restricted shares of our common stock in exchange for all the issued and outstanding shares of The Great Gatsby's Auction Gallery, Inc.

     On November 29, 1999, we issued 50,000 restricted shares of our common stock to Richard Seibert for services rendered.

     On January 14, 2000, we issued 120,000 restricted shares of our common stock to purchasers in a private offering.

     On March 3, 2000, we issued 20,000 restricted shares of our common stock to purchasers in a private offering.

     The sale and issuance of securities in the transactions described set forth above were exempt from registration under the Securities Act in reliance on
Section 4(2) of the Securities Act, Regulation D or Regulation S promulgated thereunder as transactions by an issuer not involving a public offering where the purchasers were sophisticated investors who represented their intention to acquire securities for investment only and not with a view to distribution and received or had access to adequate information about Millionaire.com.

     The sale and issuance of the options described above were exempt from registration under the Securities Act in reliance on Rule 701 as transactions under a written compensatory benefit plan established by Millionaire.com for the participation of its employees, directors, officers, consultants and advisors. No underwriters were employed in any of the above transactions.

Item 4.  Indemnification of Directors and Officers.

     Under the Nevada General Corporation Law, as amended, a director, officer, employee or agent of a Nevada corporation may be entitled to indemnification by the corporation under certain circumstances against expenses, judgments, fines and amounts paid in settlement of claims brought against them by a third person or by or in right of the corporation.

     We are obligated under our Articles of Incorporation to indemnify, to the fullest extent allowed under Nevada law, any person who is or was one of our directors or officers or any person who served at our request as a director or officer of another organization against expenses, judgments, fines and amounts paid in settlement of claims brought against them by a third person or by or in right of the corporation if such director acted in good faith or in a manner such director reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal action or proceeding, if such director had no reason to believe his or her conduct was unlawful. We have entered into Indemnification Agreements, dated as of October 28, 1999, with each of Robert L. White, Frank Osborne, David Strong, Rick Seibert, W. Kenneth Costanzo and Dean Echols which incorporate these terms.

     In addition, the Indemnification Agreements provide that the conclusion of any proceeding by judgment, order of court, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, by itself, create a presumption that the person did not act in good faith, in a manner which he reasonably believed to be in our best interests, or with respect to any proceeding of a criminal nature, that such person had reasonable cause to believe that his conduct was unlawful.

     Before indemnification can be authorized under the Indemnification Agreements, we must decide that indemnification is proper in the circumstances because the person has met standard of conduct we have outlined in the previous paragraph. This decision can be made in either of the following manners:

 . by the Board of Directors, (A) when there are two or more disinterested directors, by a majority vote of all of the disinterested directors or by a majority of the members of a committee of two or more disinterested directors appointed by such a vote, or (B) when there are fewer than two disinterested directors, then by the affirmative vote of a majority of directors present, in the presence of a quorum, unless the vote of a greater number of directors is required for action by the board and in which authorization directors who do not qualify as disinterested directors may participate, or

 . by the stockholders, but the shares owned or voted under the control of the person to be indemnified may not be voted on the authorization.

                       CONSOLIDATED FINANCIAL STATEMENTS
                           AND REPORT OF INDEPENDENT
                         CERTIFIED PUBLIC ACCOUNTANTS
                                Millionaire.com
                          December 31, 1999 and 1998

                                   CONTENTS

                                                                       Page
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                       3

CONSOLIDATED FINANCIAL STATEMENTS

 CONSOLIDATED BALANCE SHEETS                                             4

 CONSOLIDATED STATEMENTS OF OPERATIONS                                   6

 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)               7

 CONSOLIDATED STATEMENTS OF CASH FLOWS                                   8

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                              9

              Report of Independent Certified Public Accountants
              --------------------------------------------------



To the Board of Directors
Millionaire.com

We have audited the accompanying consolidated balance sheets of Millionaire.com (a Nevada corporation) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of stockholders' equity, operations and cash flows for the year ended December 31, 1999 and the twenty-week period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Millionaire.com and subsidiaries as of December 31, 1999 and 1998, and the consolidated results of their operations and their consolidated cash flows for the year ended December 31, 1999 and the twenty-week period ended December 31, 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company incurred net losses of $6,284,231 and $739,303 and cash used in operating activities of $3,877,496 and $520,576 during the year ended December 31, 1999 and the twenty-week period ended December 31, 1998, respectively. These factors, among others, as discussed in Note B and Note G to the financial statements, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Notes B and G. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Atlanta, Georgia
February 2, 2000, except for Note G, as
 to which the date is February 14, 2000


                                                    /S/ Grant Thornton LLP

                                Millionaire.com

                          CONSOLIDATED BALANCE SHEETS

                                 December 31,



                                    ASSETS

                                                         1999        1998
                                                      ----------  ----------
CURRENT ASSETS
 Cash (Note A-4)                                      $   19,554  $3,226,634
 Certificate of deposit                                  253,198           -
 Accounts receivable - trade, less allowance
  for doubtful accounts of $500,000 and $49,603
  1999 and 1998, respectively (Note A-8)                 440,049      62,545
 Inventories (Note A-7)                                  472,241       3,891
 Prepaid expenses                                        153,258      23,133
                                                      ----------  ----------

     Total current assets                              1,338,300   3,316,203

EQUIPMENT AND SOFTWARE
 (Notes A-5, C and G)
  Equipment                                              301,964      21,554
  Software                                               140,623      54,829
                                                      ----------  ----------
                                                         442,587      76,383
  Less accumulated depreciation                           62,715       1,545
                                                      ----------  ----------
                                                         379,872      74,838

OTHER ASSETS
 Deposits                                                 77,311      54,539
 Goodwill, net of accumulated amortization of
  $12,200 and 3,050 in 1999 and 1998, respectively
  (Notes A-16 and C)                                      33,549      42,699
 Trademarks, net of accumulated amortization
  of $446,559 and $111,640 in 1999 and 1998,
  respectively (Notes A-9 and C)                       1,228,036   1,562,955
                                                      ----------  ----------
                                                       1,338,896   1,660,193
                                                      ----------  ----------

                                                      $3,057,068  $5,051,234
                                                      ==========  ==========

The accompanying notes are an integral part of these statements.

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

                                                               1999          1998
                                                           -----------   -----------
CURRENT LIABILITIES
 Accounts payable                                          $ 1,844,030   $   106,390
 Due to related parties (Note D)                               132,267             -
 Accrued expenses                                               60,182        93,545
 Deferred revenue                                              186,590        45,620
 Notes payable (Note E)                                          7,812       232,812
 Current portion of long-term note (Note F)                     92,776        87,524
 Capitalized lease obligation, current portion (Note G)          3,993             -
                                                           -----------   -----------

   Total current liabilities                                 2,327,650       565,891

CAPITALIZED LEASE OBLIGATION (Note G)                           16,082             -

LONG-TERM DEBT (Note F)                                      1,194,295     1,287,071

COMMITMENTS AND CONTINGENCIES
 (Note G)                                                            -             -

STOCKHOLDERS' EQUITY (DEFICIT)
 (Note H)
  Common stock, authorized, 50,000,000 shares
   of $.001 par value, 8,615,095 and 7,900,000
   shares issued and outstanding, respectively                   3,915         3,200
  Preferred stock, authorized 5,000,000 shares of
   $.001 par value, no issued and outstanding
   shares                                                            -             -
  Additional paid-in capital                                 8,518,660     6,844,375
  Deferred compensation                                     (1,980,000)   (2,910,000)
  Retained earnings (deficit)                               (7,023,534)     (739,303)
                                                           -----------   -----------

   Total stockholders' equity (deficit)                       (480,959)    3,198,272
                                                           -----------   -----------

                                                           $ 3,057,068   $ 5,051,234
                                                           ===========   ===========

                                Millionaire.com

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                Twenty weeks
                                                   Year ended      ended
                                                  December 31,  December 31,
                                                      1999          1998
                                                  ------------  ------------
Net sales (Note A-3)
 Magazine sales                                   $   241,105   $   77,455
 Advertising sales                                  2,585,034      151,271
 Inventory sales                                      565,230        1,422
                                                  -----------   ----------
                                                    3,391,369      230,148

Cost of goods sold (exclusive of items shown
 separately below)
 Publishing costs                                   2,130,920      116,361
 Inventory cost of sales                              651,811        1,087
                                                  -----------   ----------
                                                    2,782,731      117,448
                                                  -----------   ----------

Operating expenses
 Employee compensation                              1,638,039      326,846
 Selling and marketing                              2,220,541      146,029
 Professional fees                                    533,037       12,387
 Depreciation and amortization                        405,239      119,686
 Rent                                                 320,801       12,721
 Bad debt expense                                     523,362       39,603
 Administrative                                     1,215,626      168,716
                                                  -----------   ----------
                                                    6,856,645      825,988
                                                  -----------   ----------
  Loss from operations                             (6,248,007)    (713,288)

Other income (expenses)
 Interest income                                       73,691            -
 Interest expense                                    (133,750)     (28,342)
 Other income                                          23,835        2,327
                                                  -----------   ----------
                                                      (36,224)     (26,015)
                                                  -----------   ----------
  Net loss before provision for income taxes       (6,284,231)    (739,303)

Income tax expense (Note I)                                 -            -
                                                  -----------   ----------

  Net loss                                        $(6,284,231)  $ (739,303)
                                                  ===========   ==========

Net loss per common share (Note A-13)             $     (0.73)  $    (0.11)
                                                  ===========   ==========

Weighted average number of shares
 Basic                                              8,552,147    6,912,202
                                                  ===========   ==========
 Diluted                                            8,552,147    6,912,202
                                                  ===========   ==========

The accompanying notes are an integral part of these statements.

                                Millionaire.com

           CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

     Year ended December 31, 1999 and twenty-weeks ended December 31, 1998



                                                 Additional                   Retained
                                 Common Stock     Paid-in       Deferred      Earnings
                              -----------------
                               Shares    Amount    capital    compensation    (Deficit)       Total
                              ---------  ------  ----------   ------------   -----------   -----------

Balance, August 14, 1998
 (date of commencement)       3,400,000  $2,000  $  935,575    $         -   $         -   $   937,575

Merger transaction            3,300,000       -           -              -             -             -
Issuance of common shares     1,200,000   1,200   2,998,800              -             -     3,000,000
Compensation expense for
 stock options                        -       -   2,910,000     (2,910,000)            -             -
Net loss                              -       -           -                     (739,303)     (739,303)
                              ---------  ------  ----------   ------------   -----------   -----------

Balance, December 31, 1998    7,900,000   3,200   6,844,375     (2,910,000)     (739,303)    3,198,272

Issuance of common shares       600,095     600   1,499,400              -             -     1,500,000
Issuance of common shares
 for services                    15,000      15      44,985              -             -        45,000
Issuance of common shares
 for services                    25,000      25     137,475              -             -       137,500
Issuance of common shares
 for services                    25,000      25     337,475              -             -       337,500
Issuance of common shares
 for employee services           50,000      50      74,950              -             -        75,000
Compensation expense                  -       -           -        510,000             -       510,000
Forfeiture of compensatory
 stock options                        -       -    (420,000)       420,000             -             -
Net loss                              -       -           -              -    (6,284,231)   (6,284,231)
                              ---------  ------  ----------   ------------   -----------   -----------

Balance, December 31, 1999    8,615,095  $3,915  $8,518,660    $(1,980,000)  $(7,023,534)  $  (480,959)
                              =========  ======  ==========   ============   ===========   ===========

The accompanying notes are an integral part of this statement.

                                Millionaire.com

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                             Twenty weeks
                                                            Year ended           ended
                                                           December 31,      December 31,
                                                               1999              1998
                                                           ------------      -------------
Cash flows from operating activities
 Net loss                                                  $ (6,284,231)     $   (739,303)
 Adjustments to reconcile net loss to net cash
  Provided by operating activities:
   Depreciation and amortization                                405,239           119,686
   Issuance of common stock for services rendered               595,000                 -
   Vesting of compensatory stock options                        510,000                 -
   Bad debt expense                                             523,362            39,603
   Changes in operating assets and liabilities,
     net of effects from purchase of company:
      Increase in accounts receivable                          (900,866)          (89,700)
 Increase in inventories                                       (468,350)           (3,891)
      Increase in prepaid expenses and deposits                (102,897)          (77,672)
      Increase (decrease) in accounts payable                 1,737,640           105,475
      Increase (decrease) in accrued expenses                   (33,363)           93,545
      Increase in deferred revenue                              140,970            31,681
                                                           ------------      ------------
       Net cash used in operating activities                 (3,877,496)         (520,576)

Cash flows from investing activities:
 Purchase of equipment and software                            (346,129)          (76,383)
 Purchase of certificate of deposit                            (253,198)                -
 Earnest money for potential purchase                           (50,000)                -
 Cash acquired in purchase of Company                                 -            11,706
                                                           ------------      ------------
       Net cash used in investing activities                   (649,327)          (64,677)

Cash flows from financing activities:
 Proceeds from notes payable                                          -           271,000
 Principal payments on notes payable                           (225,000)          (38,188)
 Net proceeds from (payments to) related parties                132,267           (57,500)
 Proceeds from common stock offering, net                     1,500,000         3,936,575
 Principal payments on long-term debt                           (87,524)         (300,000)
                                                           ------------      ------------
       Net cash provided by financing activities              1,319,743         3,811,887
                                                           ------------      ------------

Net increase (decrease) in cash and cash equivalents         (3,207,080)        3,226,634

Cash and cash equivalents at beginning of year (period)       3,226,634                 -
                                                           ------------      ------------

Cash and cash equivalents at end of year                   $     19,554      $  3,226,634
                                                           ============      ============

Supplemental disclosure
-----------------------

 Interest paid                                             $    135,750      $          -
                                                           ============      ============
 Income taxes paid                                         $          -      $          -
                                                           ============      ============

                                Millionaire.com

Supplemental Disclosure of Non-cash Transactions
------------------------------------------------

 Twenty weeks ended December 31, 1998
 ------------------------------------

 The Company issued a $1,674,595 note payable to acquire the stock and the trademarks of Lifestyle Media Corporation (see Note H). In conjunction with the acquisition, net liabilities assumed were $45,749.


 Year ended December 31, 1999
 ----------------------------

 The Company bartered approximately $1,162,000 in fair value of magazine advertisements for goods and services.

 The Company issued 50,000 shares of common stock for investor relations services.

 The Company issued 15,000 shares of common stock to obtain short-term financing.

 The Company issued 50,000 shares of common stock to an employee.

 During 1999, 170,000 compensatory stock options vested. The options have an exercise price of $1.00. At the time of grant, the fair value of common stock was $4.00 per share. The vested stock options resulted in $510,000 in compensation expense in 1999.


The accompanying notes are an integral part of these statements.

                                Millionaire.com

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          December 31, 1999 and 1998


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

 1. Formation of Company and Nature of Operations
    ---------------------------------------------

 The predecessor of Millionaire.com was incorporated on February 15, 1995 under the laws of the State of Florida as World Circle Trust Fund, Inc. On November 3, 1995, World Circle Trust Fund, Inc. changed its name to Charter Investor Relations of North America, Inc. ("Charter"). On December 15, 1998, Charter, a non-operating shell company with no net assets, merged with its wholly-owned subsidiary, Millionaire.com, a non-operating Nevada corporation, with Millionaire.com as the surviving company. Simultaneous with the merger, Millionaire.com acquired Life Style Media Acquisition Corp. ("LMAC"), a Pennsylvania corporation, which publishes magazines, including Millionaire magazine and Billionaire magazine. The acquisition of LMAC is in effect a reverse acquisition and is accounted for as a recapitalization of LMAC, with LMAC as the accounting acquirer operating under the name of Millionaire.com ("the Company") (see Note C).

 Immediately prior to the acquisition of LMAC, Millionaire.com had 3,300,000 shares of common stock outstanding. As part of the recapitalization, Millionaire.com issued an additional 3,400,000 shares in exchange for all of the shares of LMAC. Millionaire.com issued 2,400,000 shares of common stock to the shareholders of LMAC and 1,000,000 shares of common stock to the convertible debt holders of LMAC. Immediately following the transaction, approximately 51% of the total shares outstanding were held by the former shareholders of LMAC and the convertible debt holders of LMAC.

 LMAC was incorporated on June 30, 1998, under the laws of the State of Pennsylvania and commenced operations on August 14, 1998. The historical financial statements prior to December 15, 1998 are those of LMAC, the accounting acquiror. LMAC is considered the acquirer for accounting purposes because of (a) its majority ownership of Millionaire.com, (b) its representation on Millionaire.com's board of directors, and (c) executive management positions held by former officers of LMAC, the predecessor entity. The capital structure is that of the legal acquirer, Millionaire.com. All shares listed in the Statement of Stockholders' Equity prior to the reverse merger represent those of LMAC, and have been converted to the representative number of Millionaire.com shares.

 Millionaire.com is a magazine publisher and an auction gallery engaged in the business of buying and selling antiques and other luxury goods.

 2. Principles of Consolidation and Basis of Financial Statement Presentation
    -------------------------------------------------------------------------

 The consolidated financial statements include the Company's wholly-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

                                Millionaire.com

                          December 31, 1999 and 1998


NOTE A - SUMMARY OF ACCOUNTING POLICIES - Continued

 3. Revenue Recognition
    -------------------

 The Company derives revenues from the sale of magazine subscriptions and advertising as well as auction sales and related commissions. Magazine revenues are recognized over the term of the subscription as the magazines are delivered. Advertising revenue is initially deferred and recognized at the time of delivery of the respective issue. Website advertising without a guaranteed number of impressions will be amortized on a straight-line basis over the period of time that the advertisement will appear on the website. In cases where website advertising revenue is based on a minimum number of impressions, the Company will initially defer revenue until the minimum number of impressions is attained. Revenue will then be recognized over the lesser of the ratio of the impressions delivered over the total guaranteed impressions or the straight-line basis over the term of the contract. Annual and lifetime membership fees to the magazine are initially deferred and amortized, as magazines are delivered, on a monthly basis over one year and fifty years, the respective periods of expected performance. Auction revenues are recognized at the time of delivery of the merchandise, assuming collectibility is reasonably assured. Inventory items held for others and sold by the Company are considered consigned inventory. Consigned inventory is not recorded in the accompanying financial statements. A net consignment fee revenue is recognized as the consigned items are sold.

 Bartering
 ---------

 Non-monetary transactions are accounted for based on the fair value of the advertising provided. The fair value of the advertising provided in the bartering transaction was determined by comparison to market prices of competitive magazine publications and recent sales of advertising space for which the unrelated third parties paid cash. The significant terms of a barter transaction include the identification of the advertising provided, the number of issues in which the advertisement will be inserted, the items to be provided to the Company and the fair value of those items provided to the Company. The fair values of the items received by the Company are determined based on competitive industry prices for goods and services received in an arms length transaction. Goods received included inventory items such as chandeliers and various art pieces. Services received included airline tickets, printing services, car rental and lodging.

 4. Cash and Cash Equivalents
    -------------------------

 The Company considers all highly liquid investments purchased with original maturities of less than three months to be cash equivalents.

                                Millionaire.com

                          December 31, 1999 and 1998


NOTE A - SUMMARY OF ACCOUNTING POLICIES - Continued

 5.  Equipment and Software
     ----------------------

 Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives. Depreciation of equipment and software is calculated using the following estimated lives and methods:

                                                      Life         Method
                                                  ------------  ------------

       Equipment                                      5-7 years   Accelerated
       Software                                       3 years   Straight-line


 The Company capitalizes software development costs incurred during application development stage. Assets recorded under capital leases are depreciated in a manner consistent with the Company's normal depreciation policies for owned assets.

 6.  Income Taxes
     ------------

 The Company accounts for income taxes using the asset and liability method in accordance with Statement of Financial Accounting Standards Number 109 (SFAS
 109), Accounting for Income Taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. A valuation allowance is provided for deferred tax assets when it is more likely than not that the assets will not be realized.

 7.  Inventories
     -----------

 Inventories are comprised solely of antiques and other luxury goods. Inventories are stated at the lower of cost or market; cost is determined using the specific identification method.

 8.  Allowance for Doubtful Accounts
     -------------------------------

 The Company maintains an allowance for doubtful accounts based upon the expected collectibility of accounts receivable. When amounts are determined to be uncollectible, they will be charged to operations when that determination is made. Accounts receivable are characterized mostly by a wide variety of individual customers of the auction house and the magazine. Should the customers fail to meet their contractual obligations to the Company, the Company would suffer material losses.

                                Millionaire.com

                          December 31, 1999 and 1998


NOTE A - SUMMARY OF ACCOUNTING POLICIES - Continued

 9.   Trademarks
      ----------

 Trademarks are stated on the cost basis. Amortization is calculated using the straight-line method over 5 years. Trademarks are periodically reviewed for impairment of carrying amount as compared to the fair value of the assets. In order to measure any impairment the Company evaluated whether there were any events or circumstances that occurred that may have affected the carrying amount of the intangible. Management believes that no such events have occurred as of December 31, 1999. In the event that management determines that a triggering event has occurred, the Company would estimate the future cash flows expected to result from the use of the asset and its eventual disposition. The future cash flows that would be used are the future cash inflows expected to be generated by the asset less the future cash outflows expected to be necessary to obtain those inflows. When the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss in accordance with SFAS 121 would be recognized.

 10.  Fair Value of Financial Instruments
      -----------------------------------

 The Company's financial instruments include cash, notes payable and long-term debt. The carrying value of notes payable approximates fair value due to the relatively short period to maturity. The carrying amount of the Company's long-term debt approximates fair value based on estimated borrowing rates for debt with comparable terms and conditions.

 11.  Use of Estimates
      ----------------

 In preparing the Company's financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 12.  Concentration of Credit Risk
      ----------------------------

 The Company maintains its cash balances in financial institutions, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

 13.  Loss Per Common Share
      ---------------------

 Basic loss per common share has been calculated using the weighted average number of shares of common stock outstanding during each period as adjusted for the forward stock split as discussed in Note H. Diluted loss per common share is not disclosed because the effect of the exchange or exercise of common stock equivalents would be antidilutive. For the year ended December 31, 1999 and the twenty weeks ended December 31, 1998, there were 1,100,000 and 970,000 common stock options that could potentially dilute EPS, respectively (see Note M).

                                Millionaire.com

                          December 31, 1999 and 1998


NOTE A - SUMMARY OF ACCOUNTING POLICIES - Continued

 14. Advertising Costs
     -----------------

 Advertising costs are charged to expense as incurred. Advertising expense was approximately $607,000 and $37,000 for the year ended December 31, 1999 and the twenty weeks ended December 31, 1998, respectively.

 15. Stock Options
     -------------

 Effective January 1, 1997, the Company adopted the provisions of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 encourages, but does not require, companies to record compensation cost for stock-based compensation plans at fair value. The Company has elected to continue to account for stock-based compensation in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting For Stock Issued to Employees, and related interpretations, as permitted by SFAS 123. Compensation expense for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee may pay to acquire the stock. For stock options granted to employees at fair value, compensation expense related to the fair value of the stock options granted is disclosed for proforma purposes, as required by SFAS 123 and disclosed in Note M, in the period in which the related employee services are rendered. For stock options issued to nonemployees, the issuance of stock options is accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Compensation expense is recognized in the financial statements for stock options granted to nonemployees in the period in which the consideration is obtained from the nonemployee.

 Compensation expense is recognized in the financial statements for issuances of common shares to employees and non-employees that have rendered services to the Company. Compensation expense is recognized based on the fair value of the services rendered or the fair value of the common stock, whichever is more readily determinable.

 16. Goodwill
     --------

 Goodwill is the excess of cost over the fair value of net assets acquired and is being amortized on a straight-line method over 5 years. On an ongoing basis, management reviews the valuation and amortization of goodwill to determine possible impairment. The recoverability of goodwill is assessed by determining whether the amortization of goodwill over its remaining life can be recovered through projected undiscounted future cash flows.

                                 Millionaire.com

                          December 31, 1999 and 1998

NOTE B - REALIZATION OF ASSETS

 The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, the Company has sustained net losses of $6,284,231 and $739,303 for the year ended December 31, 1999 and the twenty weeks ended December 31, 1998, respectively. The Company has used, rather than provided, cash in its operations for the year ended December 31, 1999 and the period ended December 31, 1998, respectively. In addition, the Company is currently involved in various lawsuits for which management is currently unable to determine whether there will be a material impact on its results of operations, financial position or cash flows (see Note G).

 In view of the matters described in the preceding paragraph, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to meet its operating cash requirements and to succeed in its future operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

 In response to the matters described in the preceding paragraphs, management is pursuing additional equity financing. Management believes that this additional financing will allow the Company to vigorously pursue its expansion efforts in the upcoming year and that this expansion will strengthen the Company's cash flow position to provide the Company with the ability to continue in existence. The Company is also vigorously defending its positions in the litigation matters.

NOTE C - ACQUISITION AND MERGER

 Acquisition of LMC by LMAC
 --------------------------

 On August 14, 1998, LMAC purchased all of the outstanding common shares of Life Style Media Corporation (LMC) and the trademarks Millionaire and Billionaire. This transaction was accounted for as a purchase business combination. LMC was a corporation which originally published the Millionaire and Billionaire magazines.

 The purchase price of LMC was $1,674,595. The purchase price was paid with long-term debt and initial cash payment of $300,000, as described in Note F, and 200 shares of LMAC. In the purchase of LMC by LMAC, the excess of the liabilities over assets assumed amounted to $45,749 which was allocated to goodwill and amortized on a straight-line method over a 5-year period. There are no contingent payments, options or commitments specified in the acquisition agreement.

 The measurement date of August 14, 1998 was used to determine the value of the LMAC shares issued in the purchase business combination. The value assigned to the 200 shares of LMAC provided to the former shareholders of LMC was de minimus. The 200 shares of LMAC represented 20% of the outstanding shares of LMAC. After the acquisition of LMC and at the date of the reverse merger with Millionaire.com, the sellers of LMC were entitled to 20% of the 2,400,000 shares issued by Millionaire.com to the shareholders of LMAC, or 480,000 shares of Millionaire.com.

                                Millionaire.com

                          December 31, 1999 and 1998

NOTE C - ACQUISITION AND MERGER - Continued

 Acquisition of LMC by LMAC - Continued
 --------------------------------------

 The historical financial statements for the twenty-week period from August 14, 1998 to December 31, 1998 represent the consolidated financial statements of LMAC, LMC, Millionaire.com and other subsidiaries of the Company. The historical audited financial statements of LMC for the period from January 1, 1998 to August 14, 1998 are presented separately.

 The following unaudited pro forma condensed consolidated statement of operations gives effect to the acquisition of LMC as if it had occurred as of January 1, 1998. The purchase accounting adjustments made in connection with the development of the pro forma condensed combined financial information have been made solely for the purpose of developing such pro forma condensed combined financial information. The pro forma financial data do not purport to represent what the Company's combined results of operations would actually have been if such transactions in fact had occurred on these dates and are not necessarily representative of the company's consolidated results of operations for any future periods.

           Pro Forma Condensed Consolidated Statements of Operations

                         Year ended December 31, 1998

                                             Life Style
                                            Media Corp.
                                             thirty-two
                                            weeks ended       Pro forma         Pro forma
                             Historical   August 14, 1998    Adjustments         Combined
                             ----------   ---------------    -----------        ---------
Net sales                     $ 230,148          $216,327   $          -       $   446,475
Cost of goods sold              117,448           177,569              -           295,017
Operating expenses              825,988            28,699        229,379  (1)    1,084,066
                              ---------          --------   ------------       -----------

     Earnings (loss) from
      operations               (713,288)           10,059       (229,379)         (932,608)

Other income (expenses)         (26,015)           (2,584)       (72,134) (2)     (100,733)
                              ---------          --------   ------------       -----------

     Net earnings (loss)      $(739,303)         $  7,475   $   (301,513)      $(1,033,341)
                              =========          ========   ============       ===========

Net loss per common share
 Basic and diluted                                                             $     (0.13)
                                                                               ===========

Shares used in computing
 Net loss per share                                                              7,900,000

                                Millionaire.com

                          December 31, 1999 and 1998



NOTE C - ACQUISITION AND MERGER - Continued

 Acquisition of LMC by LMAC - Continued
 --------------------------------------

(1) Reflects additional amortization of goodwill and trademarks related to the acquisition of LMC. Goodwill of $45,749 and trademarks of $1,674,595 were recorded at the time of acquisition and are being amortized on the straight-line method over five years.

(2) Reflects additional interest expense as a result of the $1,674,595 of long-term debt issued to the sellers of LMC (see Note F).

Reverse Merger of Millionaire.com into LMAC
-------------------------------------------

On December 15, 1998, Millionaire.com acquired Life Style Media Acquisition Corp. ("LMAC") as described in Note A-1. Millionaire.com was a shell company with no previous operating activity and no assets or liabilities, contingent or otherwise, at the date of acquisition. The acquisition of LMAC is in effect a reverse acquisition and is accounted for as a recapitalization of LMAC, with LMAC as the accounting acquirer operating under the name of Millionaire.com. The merger was effected by Millionaire.com issuing 2,400,000 shares of common stock for all the outstanding common shares of LMAC and issuing 1,000,000 shares of common stock to the convertible debt holders of LMAC. Immediately following the reverse merger there were 6,700,000 shares of Millionaire.com common stock outstanding of which 3,300,000 shares related to the original stockholders of Millionaire.com. The historical financial statements prior to December 15, 1998 are those of LMAC.

NOTE D - RELATED PARTY TRANSACTIONS

On December 15, 1998, Millionaire.com, acquired Life Style Media Acquisition Corp. ("LMAC") as described in Note A-1. Millionaire.com was a shell company with no previous operating activity and no assets or liabilities, contingent or otherwise, at the date of the acquisition. The acquisition of LMAC is in effect a reverse acquisition and is accounted for as a recapitalization of LMAC, with LMAC as the accounting acquirer operating under the name of Millionaire.com. The merger was effected by Millionaire.com issuing 2,400,000 shares of common stock for all the outstanding common shares of LMAC and issuing 1,000,000 shares of common stock to the convertible debt holders of LMAC. Immediately following the reverse merger there were 6,700,000 shares of Millionaire.com common stock outstanding of which 3,300,000 shares related to the original stockholders of Millionaire.com. The historical financial statements prior to December 15, 1998 are those of LMAC.

At December 31, 1999, $132,267 was due to an officer of the Company. These advances to the Company are payable on demand, unsecured and non-interest bearing.

During 1998, unsecured, non-interest bearing advances from a stockholder totaling $57,500 were repaid.

                                Millionaire.com

                          December 31, 1999 and 1998


NOTE E - NOTES PAYABLE

 The notes payable balances of $7,812 and $232,812 at December 31, 1999 and 1998, respectively consisted of:

  A note payable to a finance company in the amount of $7,812 at December 31, 1999 and 1998. The note accrues interest at 9%, is unsecured and was payable in full by February 18, 1999. There were no loan covenants associated with the note. As of December 31, 1999, the Company was in a dispute with the creditor and currently was in default of the loan.

  A note payable to a financing company in the amount of $225,000 at December 31, 1998. The note carried interest at approximately 40%, was unsecured and was paid in full by February 18, 1999. As an additional cost of obtaining the loan, the Company issued 15,000 shares of the Company's common stock to the financing company. In the event that the financing company is unable to sell the shares of the Company's common stock within one year from the date of the loan, the Company has guaranteed to repurchase the shares at $3.00 per share. There were no loan covenants associated with the note.


NOTE F - LONG-TERM DEBT

 As described in Note C, the Company's wholly-owned subsidiary, Life Style Media Acquisition Corporation (LMAC) purchased the trademarks and all of the outstanding shares of LMC. As part of the purchase price of the trademarks, LMAC entered into a long-term debt agreement with the shareholders of LMC. The long-term debt consisted of an initial balance of $1,674,595, of which $300,000 was paid prior to closing the acquisition of LMC. The long-term debt is secured by the trademarks "Millionaire" and "Billionaire". There are no covenants associated with this long-term debt. The remaining principal portion of the long-term debt, $1,287,071, accrues interest at 6% and is due in annual installments of principal and accrued interest on the anniversary date of the note as indicated below:

       Due on August 14,
            2000                                       $   92,776
            2001                                          268,342
            2002                                          284,443
            2003                                          641,510
                                                        ---------

                                                       $1,287,071
                                                        =========

                                Millionaire.com

                          December 31, 1999 and 1998


 NOTE G - COMMITMENTS AND CONTINGENCIES

 Litigation
 ----------

 The Company is engaged in various pending or threatened lawsuits, either as plaintiff or defendant, involving alleged violations of non-compete covenants, disagreements with its former employees, breach of contract and nonpayment for legal services.

 Legal proceedings involving the Company include, but may not be limited to:

 St. Ives, Inc. v. Millionaire. com. The plaintiff, Millionaire magazine's former printer, brought an action against Millioniare.com alleging that amounts were due under certain printing bills. The plaintiff seeks $552,984. Millionaire.com counterclaimed, alleging that the printer caused substantial problems on numerous occasions and requests an offset of damages in excess of such amount. This case is pending in Broward County, Florida. The Company has accrued these costs in accounts payable at December 31, 1999 and 1998. Subsequent to year-end, the Company has arrived at a settlement agreement with St. Ives, Inc. (see Note N). Management does not believe that this lawsuit will have a material impact on results of operations, financial position or cash flows.

 Annelise Kolde, et. al. v. Millionaire.com. Kolde, a former independent contractor/salesperson for Millionaire magazine, has sued Millionaire.com for alleged commissions owed and seeks to invoke certain stock options. The plaintiff seeks general damages in an undetermined amount, special damages in an amount exceeding $15,000 punitive damages, pre-judgment and post-judgment interest, pre-judgment garnishment and declaratory relief, injunctive relief, attorneys' fees and other costs as the court deems justified. This case is pending in Kauai, Hawaii. An estimated loss can neither be readily determined nor reasonably probable given the current circumstances of the legal proceeding. Accordingly, no accrual has been made for this litigation. Management cannot determine whether this lawsuit will have a material impact on results of operations, financial position or cash flows.

 Luxury Media Corp. and Robb Report, Inc. v. Millionaire.com. Plaintiffs recently brought this action, alleging that Millionaire.com has violated a non-competition covenant and has infringed upon the Robb Report trademark. This case is pending in the United States District Court for the District of Massachusetts. An estimated loss can neither be readily determined nor reasonably probable given the current circumstances of the legal proceeding. Accordingly, no accrual has been made for this litigation. Management cannot determine whether this lawsuit will have a material impact on results of operations, financial position or cash flows.

 Tieken Design and Creative Services v. Millionaire.com. and Millionaire.com v. Tieken Design and Creative Services. Plaintiffs brought this action, alleging that they have provided graphic design services for Millionaire.com in the amount of approximately $51,700. Management denies the claim stating that the services provided were defective and not usable. The Company filed a claim against Tieken Design and Creative Services. The Company has accrued $41,731, the balance which it believes that it may owe, in accounts payable at December 31, 1999. Management does not believe that this lawsuit will have a material impact on results of operations, financial position or cash flows.

                                Millionaire.com

                          December 31, 1999 and 1998



NOTE G - COMMITMENTS AND CONTINGENCIES - Continued

 Other Legal Matters
 -------------------

 In March 1999, the Company received a subpoena from the Securities and Exchange Commission in connection with an investigation the SEC has begun into Millionaire.com. The Company has provided the SEC documents in response to the subpoena and some employees have provided testimony. Management intends to cooperate fully with the SEC in this matter. The probability and amount of any additional cost associated with this investigation cannot be reasonably determined given the current circumstances of the matter. Accordingly, no accrual has been made.

 Leases
 ------

 The Company is obligated under the terms of various lease arrangements for its operating facility and various equipment.

 The minimum operating lease commitments of the operating facility as of December 31, 1999 are due as follows:

          For the year ending
             December 31,                              Amount
          -------------------                        ----------

               2000                                  $  334,998
               2001                                     340,455
               2002                                     345,910
               2003                                     351,366
               2004                                     356,823
            Thereafter                                1,481,850
                                                     ----------

                                                     $3,211,402
                                                     ==========

 The minimum operating lease commitments for various equipment is minimal and not included in the above schedule. Rent expense for 1999 and 1998 totaled approximately $321,000 and $13,000, respectively.

                                Millionaire.com

                          December 31, 1999 and 1998


NOTE G - COMMITMENTS AND CONTINGENCIES - Continued

 Capital Leases
 --------------

 The Company conducts a portion of its operations with leased equipment. For financial reporting purposes, minimum lease rentals relating to the equipment have been capitalized.

 The related assets and obligations have been recorded using the Company's incremental borrowing rate at the inception of the leases. The leases expire at various dates through 2004. The following is a schedule of leased equipment under capital leases:

                                                    1999        1998
                                                  --------    --------

     Equipment                                    $ 21,641    $      -
     Less accumulated depreciation                  (2,500)          -
                                                  --------    --------

                                                  $ 19,141    $      -
                                                  ========    ========


 The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 1999:

     2000                                              $ 5,021
     2001                                                5,021
     2002                                                5,021
     2003                                                5,021
     2004                                                2,927
                                                       -------

     Total minimum lease payments                       23,011
     Less amount representing interest                  (2,936)
                                                       -------

     Present value of net minimum lease payments       $20,075
                                                       =======

     Current portion                                   $ 3,993
     Noncurrent portion                                 16,082
                                                       -------

                                                       $20,075
                                                       =======

                                Millionaire.com

                          December 31, 1999 and 1998


NOTE G - COMMITMENTS AND CONTINGENCIES - Continued

 Proposed Public Offering
 ------------------------

 In 1999, the Company's Board of Directors approved a future public offering of $12 - $15 million of the Company's common stock. The Company intends to use approximately $2 million of the proceeds to acquire an auction gallery and the remainder for general corporate purposes. The Company previously committed to compensate the investment company for raising a certain amount of new equity capital. The Company was to provide the investment banking firm with approximately 1,050,000 common shares, or 10% of the Company's outstanding common shares, for reaching the stated goals. As of December 31, 1999, no new equity has been raised by this investment banking firm. The Company considers the date at which the counter party's performance is complete the measurement date. The Company will recognize compensation expense and an adjustment to equity in the same period(s) as the performance measures are completed by the counter party.

 In February, 2000, the investment banking firm described above was no longer active in any capacity with the Company. The original commitment made to that investment banking firm was renegotiated. In February 2000, the Company agreed to sell 28,000 shares of common stock to the investment banking firm at $1.50 per share. The sale of stock was recorded at estimated fair value, resulting in an expense of approximately $56,000. The Company is currently attempting to engage another investment banking firm to identify and evaluate various financing alternatives, including the proposed public offering the Company's common stock.

 Guarantee of Debt
 -----------------

 The Company and an officer of the Company have guaranteed a $1,750,000 line of credit which expires on May 31, 2000 (see Note J).

 Advertising Contract
 --------------------

 Effective December 30, 1999, the Company entered into an advertising contract with Earthlink Network, Inc. (Earthlink). During the twelve month term of the contract, Earthlink will provide the Company with graphical and textual links to the Company's internet website. The purpose of the contract is to increase the exposure of the Company and to provide more internet traffic and potential customers to the Company's website. Rent payable to Earthlink for the advertising space is $25,000 monthly. The contract automatically renews for separate one year terms unless terminated by either party.

                                Millionaire.com

                          December 31, 1999 and 1998


NOTE H - STOCKHOLDERS' EQUITY

 In June 1998, LMAC was formed with $1,000 for 800 common shares of no par stock. LMAC has 10,000,000 shares of authorized common stock with no par value and 1,000,000 shares of authorized preferred stock with no par value.

 The Company, Millionaire.com, was organized in the State of Florida on February 15, 1995 under the name of World Circle Trust Fund, Inc. In November, 1995, the Company changed its name to Charter Investor Relations of North America, Inc. The Company later changed its name to Millionaire.com and changed its corporate domicile to the State of Nevada.

 The Company has two types of stock, common stock and preferred stock. There are 50,000,000 shares of authorized $.001 par value common stock of which 8,615,095 and 7,900,000 were outstanding at December 31, 1999 and 1998, respectively. The amounts are adjusted for a 3 for 1 forward split and a change in par value from $1.00 per share to $.001 per share. There are 5,000,000 shares of authorized $.001 par value preferred stock. As of December 31, 1999 and 1998 there were no outstanding shares of preferred stock.

 On December 15, 1998, the Company effected a reverse merger with LMAC which has been accounted for as a recapitalization of LMAC. Prior to December 15, 1998, 3,300,000 shares of common stock were outstanding to shareholders of Millionaire.com and 3,400,000 shares (restated for the reverse merger) were outstanding to shareholders and convertible debt holders of LMAC. As described in the following paragraph, 2,400,000 shares of the Company were issued for all the outstanding shares of LMAC and an additional 1,000,000 shares were issued to convertible debt holders of LMAC. The statement of stockholder's equity reflects 3,400,000 shares of common stock outstanding from inception to the reverse merger on December 15, 1998. The reverse merger transaction is reflected in the statement of stockholders' equity as an issuance of 3,300,000 shares of common stock, with 6,700,000 shares outstanding after the merger transaction.

 During 1998, the Company issued 2,400,000 common shares to acquire all of the outstanding shares of LMAC and 1,000,000 shares to the convertible debt holders of LMAC. LMAC was formed in 1998 and shortly after its formation issued $1,000,000 of convertible notes payable, solely to accredited investors, which were convertible into shares of the Company. Of the $1,000,000 of convertible notes payable, $710,000 were issued to related parties and $290,000 were issued to unrelated parties in exchange for cash. The convertible notes payable carried an interest rate of 9% per annum with a three month maturity. The note agreements provide the holders the option to convert the note to shares of common stock of any publicly-held corporation which merges with LMAC. The note holder was entitled to shares of common stock at a price of $1 per share. Following the issuance of the $1,000,000 in notes payable, LMAC acquired all of the outstanding shares of Life Style Media Corporation ("LMC") and the trademarks, Millionaire and Billionaire (See Note C). The convertible notes payable were convertible, at the option of the holder, into one common share of any publicly-held corporation which merges with LMAC for each $1 of convertible note payable. The $1,000,000 convertible notes payable issued by LMAC were subsequently converted to 1,000,000 common shares of the Company on December 15, 1998. The 1,000,000 common shares of the Company are considered outstanding from the date of the Company's commencement, August 14, 1998.

                                Millionaire.com

                          December 31, 1999 and 1998


NOTE H - STOCKHOLDERS' EQUITY - Continued

 Immediately following the reverse merger, there were 6,700,000 of common stock outstanding. The original shareholder of Millionaire.com owned 3,300,000 shares or 49% of the Company. The shareholders of LMAC owned 2,400,000 shares and the holders of the convertible debt of LMAC owned 1.0 million shares.

 In December 1998, the Company began a private placement to sell an additional 1,800,095 shares of $.001 par value common stock for a price of $2.50 per share. On December 30, 1998, the Company collected $3,000,000 in offering proceeds and issued 1,200,000 common shares to related parties. In 1999, the Company collected an additional $1,500,000 in offering proceeds and issued 600,095 common shares of which 360,000 were issued to unrelated third parties.

 During 1999, shares were issued in exchange for various services. The Company values the shares issued at fair value of the shares or the fair value of the consideration provided to the Company, whichever is more readily measurable. In all cases, the fair value of the shares was more readily measurable. The Company issued 15,000 shares to a finance company as an inducement to extend credit to the Company which resulted in $45,000 of expense. The Company also issued 50,000 shares to an investor relations firm which resulted in $475,000 of expense in recognition for the services. In November of 1999, the Company issued 50,000 shares of common stock as an inducement to employ a new officer for the Company resulting in recognition of $75,000 in compensation expense.

 On December 15, 1999, 170,000 stock options vested. The stock options were granted with an exercise price of $1.00 per share. The fair value on the date of grant was determined to be $4.00 per share as determined by the opening market price on December 16, 1998, the date that the Company's common stock began trading on the OTCBB. Accordingly, $510,000 of compensation expense and additional paid-in capital were recorded during 1999 (see Note M).

 At December 31, 1999 and 1998, the Company had 4,924,895 and 4,209,800 issued and outstanding shares of restricted common stock, respectively. At December 31, 1999 and 1998, the Company had 3,690,200 issued and outstanding shares of unrestricted common stock. The primary restrictions of the restricted common stock are defined by Rule 144 of the Securities and Exchange Commission.

                                Millionaire.com

                          December 31, 1999 and 1998


NOTE I - INCOME TAXES

 Following is a summary of the significant components of the Company's deferred tax assets and liabilities at:

                                                December 31,
                                           -----------------------
                                               1999        1998
                                           ------------  ---------

     Deferred tax assets (liabilities):
      Allowance for bad debts              $   189,800   $ 19,296
      Inventory reserve                         24,348          -
      Operating loss carryforwards           2,015,889          -
      Depreciation                                   -       (745)
      Deferred revenue                          70,830     17,746
      Intangible assets                        116,096     27,024
      Other                                        379      5,835
      Valuation allowance                   (2,417,342)   (69,156)
                                           -----------   --------

                                           $         -   $      -
                                           ===========   ========


     Long-term asset                       $ 2,131,985   $ 32,114
     Short-term asset                          285,357     37,042
     Valuation allowance                    (2,417,342)   (69,156)
                                           -----------   --------

                                           $         -   $      -
                                           ===========   ========

 At December 31, 1999 and 1998, the Company had net operating loss carryforwards for tax reporting purposes of approximately $5,311,000 and $0, respectively. These net operating loss carryforwards will begin expiring in the year
 2019.

 The Company experienced a change in control, as defined under Section 382 of the Internal Revenue Code during calendar year 1998. As a result, approximately $750,000 of tax loss carryforwards will be limited to annual utilization amounts. None of these limited carryforwards have been reflected above.

 The income tax provisions for the years ended December 31, 1999 and 1998 differ from the amount determined by applying the applicable U.S. statutory federal income tax rate to pretax results of operations. This difference is a result of applying valuation allowances against the deferred tax assets.

                                Millionaire.com

                          December 31, 1999 and 1998

NOTE I - INCOME TAXES - Continued

 Reconciliation of statutory Federal tax rates to the effective tax rate for the years ended December 31, is as follows:

                                                                     1999        1998
                                                                  -----------  ---------

     Income tax benefit at applicable Federal rate of 34%         $2,168,038   $298,021
     State tax benefit, net of Federal income tax effect             219,455     39,056
     Permanent differences                                           (38,290)         -
     Other                                                            (1,017)    (2,734)
                                                                  ----------   --------
                                                                   2,348,186    334,343
     Increase in deferred income tax asset valuation allowance     2,348,186    334,343
                                                                  ----------   --------

       Net income tax benefit                                     $        -   $      -
                                                                  ==========   ========

NOTE J - MERGER AND SUBSEQUENT RESCISSION

 On January 14, 1999 the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with an auction house (the "Acquiree") located in Chamblee, Georgia. The Merger was consummated on February 12, 1999. The Acquiree is in the business of selling antiques and unique collectibles. The Merger Agreement called for the wholly-owned subsidiary of the Company to merge with the Acquiree. Under the terms of the Merger Agreement, the shareholders of the Acquiree received, among other things, an aggregate of 4,300,000 shares of common stock of the Company in exchange for 100% of the issued and outstanding shares of the Acquiree. Subsequent to the Merger Agreement, situations arose which prevented the continuation of the Merger Agreement as previously agreed upon.

 The Company and the Acquiree agreed, as of September 27, 1999 to rescind the Merger Agreement. Accordingly, the Agreement to Rescind enables the two parties to restore, to the extent possible, the Company and the Acquiree to their respective positions prior to the Merger Agreement. The Agreement to Rescind canceled the 4,300,000 common shares of the Company previously issued to the Acquiree's shareholders. The shares of the Acquiree were returned to the shareholders of the Acquiree. In addition to the returning of shares, the Company will no longer be obligated to fulfill the $1,000,000 Promissory Note executed at the time of Merger. The Company and an officer of the Company may be released from their respective guarantees of a $1,750,000 line of credit. The line of credit expires on May 31, 2000. As of February 2, 2000, the Company and the officer of the Company have not been released from their guarantees.

 As part of the Agreement to Rescind, the Acquiree and the Company have agreed to reimburse the other for fees and expenses incurred during the time of the merged company. Fees and expenses to be reimbursed relate primarily to legal services, cost of sales and administrative costs. In arbitration settled in late December, 1999, the Company was awarded a net $33,500 in cash and the return of a vehicle. The Company has not recorded the receivable due, as the collectibility is believed to be unlikely. Due to the fact that control of the Acquiree was temporary, none of the financial reporting of the Acquiree have been reflected in the accompanying financial statements. Management believes that no additional contingent liabilities exist with respect to the Agreement to Rescind.

                                Millionaire.com

                          December 31, 1999 and 1998


NOTE J - MERGER AND SUBSEQUENT RESCISSION - Continued

 The Agreement to Rescind requires, among other things, the shareholders of the Acquiree who received shares of the Company's common stock in the merger to return all of the Company's shares and these shares have been cancelled by resolution of the Company's Board of Directors. Some of these shares were transferred to third parties who are not signatories to the Agreement to Rescind and who may not return the Company's shares. If all of the Company's shares are not returned, up to 300,000 shares of the Company's common stock will be owned by persons who did not pay any consideration for such shares. Unfavorable tax consequences may result should the rescission not be given recognition by the Internal Revenue Service.

NOTE K - YEAR 2000 ISSUE

 The Year 2000 issue related to limitation in computer systems and applications that may prevent proper recognition of the Year 2000. The potential effect of the Year 2000 issues on the Company and its business partners will not be fully determinable until the Year 2000 and thereafter. If Year 2000 modifications are not properly completed either by the Company or entities with which the Company conducts business, the Company's revenues and financial condition could be adversely impacted.


NOTE L - SEGMENT INFORMATION

 The Company has two reportable segments: magazine operations and auction operations.

 The accounting policies used to develop segment information correspond to those described in the summary of accounting policies. In addition, the Company does not allocate certain corporate expenses to its segments. Segment profit or loss is based on profit or loss from operations before income taxes. There were no sales or transfers between segments. The reportable segments are distinct business units operating in different industries. They are separately managed, with separate marketing and distribution systems.

 Reportable Segment Information
 ------------------------------
                                        Magazine      Auction
             1999                      Operations    Operations      Totals
             ----                     ------------  ------------  ------------

  Revenues from external customers    $ 2,826,139   $   565,230   $ 3,391,369
  Interest expense                        133,750             -       133,750
  Depreciation and amortization           375,044        30,195       405,239
  Segment profit (loss)                (3,672,466)   (1,201,730)   (4,874,196)
  Segment assets, net                   1,869,903       914,413     2,784,316

                               Millionaire.com

                          December 31, 1999 and 1998

NOTE L - SEGMENT INFORMATION - Continued

 Reportable Segment Information - Continued
 ------------------------------------------

                                                        Magazine      Auction
              1998                                     Operations    Operations     Totals
              ----                                     -----------  ------------  -----------
  Revenues from external customers                     $  228,726   $     1,422   $  230,148
  Interest expense                                         28,342             -       28,342
  Depreciation and amortization                           119,686             -      119,686
  Segment profit (loss)                                  (588,674)      (60,631)    (649,305)
  Segment assets, net                                   1,683,645       140,955    1,824,600

 Reconciliation to Consolidated Amounts
 --------------------------------------

       Revenues                                                         1999         1998
       --------                                                     -----------   ----------

  Total external revenues for reportable segments                   $ 3,391,369   $  230,148
                                                                    -----------   ----------

     Total consolidated revenues                                    $ 3,391,369   $  230,148
                                                                    ===========   ==========

       Loss
       ----

  Total loss for reportable segments                                $(4,874,916)  $ (649,305)
  Unallocated amounts
   Corporate expense                                                 (1,409,315)     (89,998)
                                                                    -----------   ----------

     Consolidated loss before income taxes                          $(6,284,231)  $ (739,303)
                                                                    ===========   ==========

 Reconciliation to Consolidated Amounts - Continued
 --------------------------------------------------

       Assets
       ------
                                                                         1999         1998
                                                                    -----------   ----------

  Total assets for reportable segments                              $ 2,784,316   $1,824,600
  Other unallocated assets                                              272,752    3,226,634
                                                                    -----------   ----------

     Total consolidated assets                                      $ 3,057,068   $5,051,234
                                                                    ===========   ==========

 At December 31, 1999 and 1998, the other unallocated assets were comprised solely of the total cash and certificate of deposit balance of the Company in the amounts of $272,752 and $3,226,634, respectively.

       Geographic Information
       ----------------------

 Operations and sales are currently concentrated in the southeast United States.

                                Millionaire.com

                           December 31, 1999 and 1998


NOTE M - STOCK OPTION PLAN

 The Board of Directors has adopted and the stockholders of the Company have approved a Stock Option Plan ( the Plan). The Plan is accounted for under APB Opinion 25 and related interpretations. The Plan provides for the issuance up to an aggregate of 1,500,000 shares of Common Stock. As of December 31, 1998, the Company has reserved 1,500,000 shares of common stock for issuance under the Plan. The option exercise price will be the average market price on the day the option is granted. However, the exercise price for a ten percent or greater owner of the combined voting power of all classes of stock shall not be less than 110% of the average market price on the day the option is granted.

 Options currently outstanding vest 20% on the first anniversary of the grant date and 20% shall vest every year thereafter contingent upon continued employment and expire five years from the grant date. The Company uses the intrinsic value method in accounting for its stock option plan. For stock options granted to employees with an exercise price below fair market value at the date of grant, compensation expense is recognized ratably as the stock options vest. On December 15, 1998, 970,000 stock options were granted at an exercise price of $1.00 and the fair value was determined to be $4.00 per share. The total potential compensation expense that may be recognized in the Company's financial statements is $2,910.000. During 1999, 170,000 stock options vested resulting in compensation expense of $510,000. During 1999, 140,000 compensatory stock options were forfeited. On December 31, 1999, 660,000 compensatory stock options with an exercise price below the fair market value at date of grant remained unvested. These 660,000 unvested compensatory stock options represent a total potential compensation expense of $1,980,000 that may be recognized in the Company's future financial statements. Compensation expense of $3.00 per stock option will be recognized ratably over the vesting period. The 270,000 stock options granted in 1999 were granted at fair market value as determined by quoted market prices. No compensation expense was recognized for the fair value of these stock options. Had compensation cost for the Company's stock options granted at fair market value been determined based on the fair value of the stock options at the grant date, the Company's net loss and net loss per share would have resulted in the pro forma amounts indicated below:

                                                     1999         1998
                                                     ----         ----

     Net loss                      As reported   $(6,054,852)  $(662,843)
                                   Pro forma      (6,255,794)   (662,843)

     Net loss per common share     As reported   $     (0.73)  $   (0.11)
     basic                         Pro forma           (0.75)      (0.11)

 The fair value of each option grant is estimated on the date of grant using the fair value method with the following weighted-average assumptions used for grants in 1999 and 1998: no expected dividend yield for either year; expected risk-free interest rate of 6.25% for 1999 and 6.0% for 1998; expected volatility of 138% for 1999 and 300% for 1998; and expected life of 5.0 years with no expected forfeitures for either year.

                                Millionaire.com

                          December 31, 1999 and 1998

NOTE M - STOCK OPTION PLAN - Continued

 A summary of the status of the Company's fixed stock option plan as of December 31, 1999 and 1998 and changes during the year ended is presented below:


                                                             1999                            1998
                                                 -----------------------------  -----------------------------------
                                                                    Weighted                           Weighted
                                                                     Average                           Average
                                                                    Exercise                           Exercise
                                                      Shares          Price          Shares             Price
                                                 ----------------  -----------  -----------------  ----------------

  Outstanding at beginning of year                       970,000      $   1.00                 -            $     -
  Granted                                                270,000          2.13           970,000               1.00
  Exercised                                                    -             -                 -                  -
  Expired                                                      -             -                 -                  -
  Forfeited                                             (140,000)         1.00                 -                  -
                                                  --------------      --------  ----------------   ----------------

  Outstanding at end of year end                       1,100,000      $   1.28           970,000            $  1.00
                                                  ==============      ========  ================   ================

  Options exercisable at year end                        170,000      $   1.00                 -            $     -

  Weighted-average fair value of options
   granted                                                            $   3.56                              $  4.00
                                                                      ========                              =======


 The following table summarizes information for stock options outstanding at December 31, 1999:

                                             Weighted-average
                                               remaining
 Year of         Range of        Number     contractual life   Weighted-average
 issuance    exercise prices   outstanding      (years)         exercise price
 --------     --------------   -----------  ----------------   ----------------

  1999        $1.50 - $3.375       270,000               4.7              $2.13

  1998        $  1.00              830,000               4.0              $1.00

                                Millionaire.com

                          December 31, 1999 and 1998


NOTE N - SUBSEQUENT EVENTS

Letter of Intent
----------------

     On December 22, 1999, the Company entered into a Letter of Intent with the shareholders of an auction gallery. The auction gallery (the Acquiree) sells unique collectibles and antiques and is located in New Orleans, Louisiana. The Letter of Intent provides that the Company may purchase 49% of the issued and outstanding capital stock of the Acquiree for $2,000,000 cash and 1.5 million shares of common stock should all the requirements of the Letter of Intent be satisfied. At the closing of the potential acquisition of the initial 49% of common stock, the Company will receive an option to purchase the remainder of the issued and outstanding capital stock of the Acquiree for $2,000,000 and one million shares of common stock. All of the shares of the Company's common stock issued to the Acquiree shall be restricted shares pursuant to Rule 144 of the Securities and Exchange Commission. In order to complete the purchase transaction, the company is required to meet various legal and financial stipulations. The Company has not yet met these requirements.


Issuance of Promissory Notes
----------------------------

     On January 24, 2000, the Company entered into two separate unsecured promissory notes payable. Both notes payable have substantially the same terms and totaled $1,750,000. The notes payable were received from current shareholders of the Company. The notes bear interest at 7% per annum. There are no required principal or interest payments on the notes until their maturities on January 24, 2001. The notes are convertible, at the option of the holders, to shares of common stock of the Company at any time prior to January 24, 2001 at a price of $1.25 per share. The excess of the aggregate fair value of common stock that the holder received upon issuance of the promissory notes approximated $1,302,000. This amount will be recorded as interest expense during the first quarter in the year ended December 31, 2000.

Factoring of Accounts Receivable
--------------------------------

     On March 8, 2000, the Company entered into an Agreement to transfer certain accounts receivable with recourse to a funding company. The funding company will charge a 0.85% purchase fee and an additional 0.25% of the gross face amount of each account receivable for each 30-day period for which the terms of sale exceeds 30 days. The Company has guaranteed that a minimum of $30,000 per year in fees will be paid to the funding company. Interest will be charged at 1% over the prime rate as defined, or a minimum of 5%. This agreement remains in effect for one year and may be extended at the option of the funding company.

Settlement of Litigation
------------------------

     On February 16, 2000, the Company settled its legal proceedings with St. Ives, Inc. The settlement calls for total payments by the Company to St. Ives, Inc. in the amount of $375,000. The Company shall make a $250,000 payment on March 1, 2000 and, beginning in May, 2000, a $25,000 payment on the fifteenth day of each of the following five months. If the Company fails to make any scheduled payment by its due date, the Company shall be liable for a total indebtedness of $600,000 less any previously remitted payments.

                              FINANCIAL STATEMENTS
                           AND REPORT OF INDEPENDENT
                          CERTIFIED PUBLIC ACCOUNTANTS
                          Life Style Media Corporation
                                 August 14, 1998

                                    CONTENTS

                                                                      Page

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                       3

FINANCIAL STATEMENTS

 BALANCE SHEET                                                           4

 STATEMENT OF EARNINGS                                                   5

 STATEMENT OF STOCKHOLDER'S EQUITY (DEFICIT)                             6

 STATEMENT OF CASH FLOWS                                                 7

 NOTES TO FINANCIAL STATEMENTS                                           8

              Report of Independent Certified Public Accountants
              --------------------------------------------------

To the Board of Directors
Life Style Media Corporation

We have audited the accompanying balance sheet of Life Style Media Corporation as of August 14, 1998, and the related statements of stockholder's equity(deficit), earnings and cash flows for the thirty-two week period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based an our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Life Style Media Corporation as of August 14, 1998, and the result of its operations and its cash flows for the thirty-two week period then ended in conformity with generally accepted accounting principles.



                                                        /s/ Grant Thornton LLP



Atlanta, Georgia
May 16, 2000

                         Life Style Media Corporation

                                 BALANCE SHEET

                                August 14, 1998

                                    ASSETS

CURRENT ASSETS
  Cash (Note A-3)                                            $    11,706
  Accounts receivable - trade, less allowance
    for doubtful accounts of $10,000 (Note A-4)                   14,929
                                                             -----------

      Total current assets                                   $    26,635
                                                             ===========

                LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)

CURRENT LIABILITIES
 Accounts payable                                               $    915
 Due to related parties (Note B)                                  57,500
 Deferred revenue (Note A-2)                                      13,969
                                                             -----------

     Total current liabilities                                    72,384

COMMITMENTS AND CONTINGENCIES (Note C)                                 -

STOCKHOLDER'S EQUITY (DEFICIT) (Note D)
   Common stock, authorized, 1,000 shares
     of no par value, 1,000 shares issued and outstanding         10,000
   Accumulated deficit                                           (55,749)
                                                             -----------

   Total stockholder's equity (deficit)                          (45,749)
                                                             -----------
                                                             $    26,635
                                                             ===========


The accompanying notes are an integral part of these statements.

                               Life Style Media Corporation

                                   STATEMENT OF EARNINGS

                      For the thirty-two weeks ended August 14, 1998

 Net sales (Note A-2)
   Magazine sales                                                       $     23,282
   Advertising sales                                                         193,045
                                                                        ------------
                                                                             216,327
Cost of goods sold (exclusive of items shown below)
   Publishing costs                                                          177,569
                                                                        ------------

        Cost of goods sold (exclusive of items shown below)                   38,758

Operating expenses

 Professional fees                                                             9,739
 Rent                                                                          1,824
 Bad debt expense                                                             10,000
 Administrative                                                                7,136
                                                                        ------------
                                                                              28,699
                                                                        ------------

        Income from operations                                                10,059

Other income (expenses)
 Interest income                                                                  30
 Other expense                                                                (2,614)
                                                                        -------------
                                                                              (2,584)
                                                                        -------------

        Net earnings before provision for income taxes                         7,475

Income tax expense (Notes A-5 and E)                                               -
                                                                        -------------

        Net earnings                                                    $      7,475
                                                                        =============



The accompanying notes are an integral part of these statements.

                        Life Style Media Corporation

              STATEMENT OF STOCKHOLDER'S EQUITY (DEFICIT)

                  Thirty-two week period ended August 14, 1998



                                Common Stock
                               ----------------  Accumulated
                                Shares Amount       Deficit   Total
                               ------- --------   --------- --------

Balance, December 31, 1997       1,000 $ 10,000   $(63,224) $(53,224)

Net earnings                         -        -      7,475     7,475
                               ------- --------   --------  --------
Balance, August 14,1998          1,000 $ 10,000   $(55,749) $(45,749)
                               ======= ========   ========  ========


The accompanying notes are an integral part of this statement.

                                Life Style Media Corporation

                                   STATEMENT OF CASH FLOWS

                        For the thirty-two weeks ended August 14, 1998


Cash flows from operating activities
  Net earnings                                                         $  7,475
  Adjustments to reconcile net earnings to net cash
   Provided by operating activities:
    Bad debt expense                                                     10,000
    Changes in operating assets and liabilities:
     Increase in accounts receivable                                    (13,696)
     Decrease in accounts payable                                       (46,550)
     Increase in deferred revenue                                         13,969
                                                                        --------

      Net cash used in operating activities                             (28,802)
                                                                        --------

Net decrease in cash and cash equivalents                               (28,802)

Cash and cash equivalents at beginning of year                           40,508
                                                                        --------

Cash and cash equivalents at end of year                               $ 11,706
                                                                        ========

Supplemental disclosure
-----------------------

 Interest paid                                                          $      -
                                                                        ========
 Income taxes paid                                                      $      -
                                                                        ========

The accompanying notes are an integral part of these statements.

                         Life Style Media Corporation

                         NOTES TO FINANCIAL STATEMENTS

                                August 14, 1998

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. Nature of Operations
   --------------------

Life Style Media Corporation (the "Company") was incorporated on March 12, 1996. The Company is a magazine publisher, publishing Millionaire magazine and Billionaire magazine. Essentially all components of the magazine publishing are outsourced. As described in Note F, the Company was acquired on August 14, 1999, and became a wholly-owned subsidiary of Life Style Media Acquisition Corp.

2. Revenue Recognition
   -------------------

The Company derives revenues from the sale of magazine subscriptions and magazine advertising. Magazine revenues are recognized over the term of the subscription, in most cases only one issue, as the magazines are delivered. Advertising revenue is initially deferred and recognized at the time of delivery of the respective issue. There are no other forms of revenue.

3. Cash and Cash Equivalents
   -------------------------

The Company considers all highly liquid investments purchased with original maturities of less than three months to be cash equivalents.

4. Allowance for Doubtful Accounts
   -------------------------------

The Company maintains an allowance for doubtful accounts based upon the expected collectibility of accounts receivable. When amounts are determined to be uncollectible, they will be charged to operations when that determination is made. Accounts receivable are characterized mostly by a wide variety of individual customers of the magazine. Should the customers fail to meet their contractual obligations to the Company, the Company would suffer material losses.

5. Income Taxes
   ------------

The Company accounts for income taxes using the asset and liability method in accordance with Statement of Financial Accounting Standards Number 109 ("SFAS 109"), Accounting for Income Taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. A valuation allowance is provided for deferred tax assets when it is more likely than not that the assets will not be realized.

                         Life Style Media Corporation

                                August 14, 1998

NOTE A - SUMMARY OF ACCOUNTING POLICIES - Continued

6. Fair Value of Financial Instruments
   -----------------------------------

The Company's financial instruments include cash, accounts receivable, accounts payable, and notes payable. The carrying value of cash, accounts receivable and accounts payable approximate fair value due to the relatively short period to maturity. The carrying amount of the Company's debt approximates fair value based on estimated borrowing rates for debt with comparable terms and conditions.

7. Use of Estimates
   ----------------

In preparing the Company's financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

8. Advertising Costs
   -----------------

Advertising costs are charged to expense as incurred. Advertising expense was approximately $0 for the thirty-two week period ended August 14, 1998.


NOTE B - RELATED PARTY TRANSACTIONS

 At August 14, 1998, $57,500 was due to a shareholder for advances to the Company. The advances were payable on demand, unsecured and non-interest bearing. These advances were repaid subsequent to the period end.


NOTE C - COMMITMENTS AND CONTINGENCIES

 Leases
 ------

 The Company is obligated under the terms of various lease arrangements for equipment.

 The minimum operating lease commitments for the equipment is minimal and not included in the above schedule. Rent expense for the period ended August 14, 1998 is $1,824.

NOTE D - STOCKHOLDER'S EQUITY

 The Company has authorized stock consisting solely of 1,000 shares of common stock, no par value, 1,000 of which are issued and outstanding at December 31, 1997 and August 14, 1998. There are no shares currently held in treasury.

                        Life Style Media Corporation

                           August 14, 1999

NOTE E - INCOME TAXES

 There are temporary differences between the tax basis of certain assets and liabilities and their carrying amounts for financial reporting purposes. The principal temporary differences relate to net operating losses. At August 14, 1998, the Company had net operating loss carryforwards for tax reporting purposes of approximately $46,000. These net operating loss carryforwards will begin expiring in the year 2018. The related deferred tax asset is approximately $12,000. A valuation allowance has been established to fully reserve the net deferred tax asset. The Company's management believes that realization of such asset will more than likely not occur.

 On August 14, 1998, the Company experienced a change in control as defined under Section 382 of the Internal Revenue Code. As a result, a portion of the tax loss carryforwards may be limited to annual utilization amounts. In the event that a portion of the net operating loss could be available for utilization, a full valuation allowance will be applied to that deferred tax asset.

 The income tax provisions for the period ended August 14, 1998 differs from the amount determined by applying the applicable U.S. statutory federal income tax rate to pretax results of operations. This difference is a result of the utilization of a portion of the net operating loss carryforward.

NOTE F - SUBSEQUENT EVENT

 On August 14, 1998, Life Style Media Acquisition Corp. ("LMAC,") purchased all of the outstanding common shares of Life Style Media Corporation ("LMC") and the trademarks "Millionaire" and "Billionaire". LMC continues to operate as a wholly-owned subsidiary of LMAC.

                                  SIGNATURES

     In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this Form 10-SB/A to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 7, 2000

                              MILLIONAIRE.COM

                              By: /s/ Robert L. White
                                 -------------------------
                                 Robert L. White
                                 Chief Executive Officer

                                   PART III



Item 1.  Index to Exhibits.

Exhibit No.     Description of Exhibit
------------    ----------------------
(3)(i)          Articles of Incorporation filed in New York on November 24, 1998.
(3)(ii)         By-Laws*
(4)             (a)  Stock Option Plan*
(10)            a.  Lease by and between Millionaire.com and Carolina Office Park, LLC, dated
                November 19, 1999 for the premises located at #7 Plantation Park Drive,
                Plantation Business Park, Bluffton, South Carolina, 29910*

                b.  Lease by and between D1D2, LLC and U.S.Auctions, Inc., dated July 24, 1998, for the premises located at 18 Plantation Park Drive, Bluffton, South Carolina
                29910.*

                c.  Frank Osborne Employment Agreement, dated February 28, 1999.*

                d.  David Strong Employment Agreement, dated February 28, 1999.*

                e.  Robin White Employment Agreement, dated December 23, 1998.*

                f.  Robert White Employment Agreement, dated December 23, 1998.*

                g.  First Amendment to the Robert White Employment Agreement, dated February
                12, 1999.*

                h.  Second Amendment to Robert White Employment Agreement, dated August 27,
                1999.*

                i.  Form of Indemnity Agreement.*

                j.  Stock Option Agreement with Robert L. White, dated December 15, 1998.*

                k.  Term Note, by and among, Lifestyle Media Acquisition Corporation,
                Douglas Lambert and Jenny Lambert, dated August 14, 1998.

                l.  Pledge Agreement, by and among, Lifestyle Media Acquisition Corporation,
                Douglas Lambert and Jenny Lambert, dated August 14, 1998.

                m.  Trademark Security, by and among, Lifestyle Media Properties and Lifestyle
                Media Corporation, in favor of Douglas Lambert and Jenny Lambert, dated
                August 14, 1998.


(21)            Subsidiaries of the Registrant.*
(23)            Consent of Grant Thornton LLP.*
(27)            Financial Data Schedule (year).*

--------------------
*  Previously Filed